Stantec


EXCELLENCE • INNOVATION • PEOPLE • GROWTH •
2022

2022 Annual Report

STN TSX NYSE



TABLE OF CONTENTS

The Northern Goldfields Solar Project
Perth WA, Australia
Image courtesy of TransAlta

Committed to excellence

In 2022, we achieved record financial results and delivered another solid year of excellent performance for Stantec. We outperformed our revenue and earnings guidance, achieved our highest ever adjusted EBITDA margin, continued to track to our strategic plan and have positioned ourselves extremely well for 2023 and beyond.

We have stayed true to our values, prioritizing our people, safety and ethics as we always do. We also continued to show leadership in sustainability and doing what is right. This includes embracing and championing diversity, equality and inclusion throughout our organization, including at our Board level, as we know that an inclusive workplace culture attracts and brings out the best performance in our employees.

The strong focus we place on our people and on sustainability strengthens the engagement of our employees who are driven to achieve, and we are proud of our accomplishments in 2022 including:

- Integrating Cardno into our business, welcoming approximately 2,750 employees to Stantec and driving significant growth;
- Completing the Barton Willmore acquisition, deepening our design and planning expertise in the United Kingdom;
- Acquiring L2P, a Philadelphia-based architecture, interior design, and planning firm;
- Adding new team members while maintaining one of the lowest voluntary turnover rates in our industry;
- Tracking to our goal of achieving carbon neutrality from our operations; and
- Maintaining a leading position in sustainability with continued recognition for our efforts in environmental, social and governance, including our top ten ranking in the 2023 Global 100 Most Sustainable Corporations in the World by Corporate Knights.

Our industry is in one of the most resilient spaces it has ever been, driven primarily from three key imperatives:

- Aging infrastructure;
- Climate change and sustainability; and
- Re-shoring of domestic production.

These macro factors were drivers for our growth throughout 2022 and we are very proud of our overall financial performance, delivering record adjusted diluted net earnings per share of $3.13[1].

The imperatives are global in nature and enormous in scale; they will take years, if not decades, to address. Stantec is as strong and well-positioned as it has ever been to help our clients tackle these issues. Through our integrated cross-sector subject matter expertise and leading-edge technologies and digital tools, we expect to play a meaningful role in solving the most complex problems.

As we move into 2023, we remain committed to excellence. Our robust backlog of $5.9 billion and strong tailwinds from public and private investment will support the continued expansion of net revenue throughout the year. With our diligent focus on project execution and operational efficiency, we also anticipate enhanced margins and earnings growth. The M&A pipeline is full, our balance sheet is healthy, and we are committed to remaining disciplined with our capital allocation. All of these factors support our strong optimism for 2023 and the years ahead.

We could not have achieved our record financial results without the dedication and passion of our employees. We thank them for recognizing that we are truly better together. We also want to express our gratitude to each member of the Board for their unwavering commitment to strong governance and to fulfilling their mandate to represent our shareholders.

Thank you to all of our stakeholders for your continued support as we continue on our journey and vision of long-term value creation.



Gord Johnston
President and CEO



Douglas K. Ammerman
Chair, Board of Directors

[1] *Adjusted EPS is non-IFRS measures discussed in the Definitions of Non-IFRS and Other Financial Measures section of this 2022 annual report.*



SR 826 & SR 836 Interchange Reconstruction Project – Section 5
Miami-Dade, Florida, USA



millions (C$) except per share amounts

Gross Revenue and Net Revenue


$6,000
$4,000
$2,000
$0
18
19
20
21
22
Gross revenue
Net revenue

Net Income


$350
$300
$250
$200
$150
$100
$50
$0
18
19
20
21
22
Adjusted net income
Net income

Adjusted EBITDA


$800
$600
$400
$200
$0
18%
16%
14%
12%
10%
18
19
20
21
22
Adjusted EBITDA
Adjusted EBITDA Margin

Diluted Earnings per Share (C$)


$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
18
19
20
21
22
Adjusted diluted EPS
Diluted EPS

Cashflow


$800
$600
$400
$200
$0
18
19
20
21
22
Operating cash flow
Free cash flow

Capital Returned to Shareholders


$150
$120
$90
$60
$30
$0
18
19
20
21
22
Share Repurchase
Dividends

Results for 2019 and onwards were accounted for using IFRS 16 (IAS 17 for 2018 results). Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, and free cash flow are non-IFRS measures discussed in the Definitions of Non-IFRS and Other Financial Measures section of this 2022 annual report. The financial results reflect the continuing operations of the Company and exclude the results of discontinued operations (Construction Services operations).



26,000

employees

7,500	10,500	8,000
Canada	United States	Global

Our Values

We have a distinct corporate culture that enhances the link between our long-term strategies and our four core values:

We put people first
People are at the heart of everything we do; they give our work purpose.

We are better together
When smart, passionate, creative people come together, real possibilities are unleashed.

We do what is right
We approach every project as a partnership because our work creates a lasting impact on our clients' communities.

We are driven to achieve
We believe that transformation—in our work and in ourselves—is truly possible. We're defined by our entrepreneurial spirit and our unwavering pursuit of not only what's next, but also what's best.

Diversified geographic footprint


23%
Global
2022 Net Revenue
by Reportable Segment
Percent of net revenue
26%
Canada
51%
United States



Infrastructure

We evaluate, plan, and design infrastructure solutions for transportation, community development, and urban spaces that are resilient and community friendly.

29% % of 2022 total Net Revenue

$1.3B Net Revenue

27% Year-over-Year Growth



Water

We design solutions to provide resilience and improve health and quality of life through clean, safe water. We support the needs of communities and industry throughout the water lifecycle with tailored solutions for sustainable water resources, planning, management, and infrastructure.

20% % of 2022 total Net Revenue

$0.9B Net Revenue

13% Year-over-Year Growth



Environmental Services

We provide a wide array of permitting, conservation, ecosystem restoration, health sciences and ESG strategy services to preserve and minimize impacts to environmental, cultural, and social resources.

20% % of 2022 total Net Revenue

$0.9B Net Revenue

47% Year-over-Year Growth



Buildings

We deliver integrated architecture, engineering, interior design, and planning solutions that draw upon our expertise to create lower-carbon innovations and strengthen communities through the power of design.

18% % of 2022 total Net Revenue

$0.8B Net Revenue

11% Year-over-Year Growth



Energy & Resources

We provide safe and sustainable solutions for the world's energy and resource needs and support the energy transition with a growing focus on renewable sources.

13% % of 2022 total Net Revenue

$0.6B Net Revenue

16% Year-over-Year Growth

Our Approach

At Stantec, we recognize the need for sustainable action in every decision, every action. We are designers, architects, engineers, scientists, planners, and project managers innovating together to support a more sustainable world.

We are committed to reaching operational net zero, and are on track to achieve our interim carbon neutrality pledge. Our project work focuses on creating sustainable communities for our clients around the world.

Rankings and Highlights

Ranked the most sustainable design and engineering firm in the world

2023 Corporate Knights Global 100

One of Canada's Best 50 Corporate Citizens

2022 Corporate Knights

One of the World's Top Female-Friendly companies

2022 Forbes

One of Top 50 Workplaces for Indigenous STEM Professionals

2022 American Indian Science and Engineering Society

Sustainability-Linked Loan
In our first year, met our linked metrics to the Bloomberg Gender-Equality Index

CDP: A-
For the fifth year in a row, ranked as a CDP Climate Leader with our A- score. (December 2022)

ISS ESG: Prime
Top tier rankings in ESG Quality Scores. (December 2022)

Sustainalytics ESG Risk: Low
Top ESG performer by Sustainalytics with a low ESG risk rating. (July 2022)

Gender-Equality Index
Listed for the fourth consecutive year according to Bloomberg





Delivering Value

Our winning strengths and focused priorities deliver a compelling investment proposition for our shareholders.

Our Strategic Growth Initiatives
- Coastal resilience
- Ecosystem restoration
- Smart cities and urban places
- Energy transition

Our Strengths
- Engineering design
- Technology
- Climate Action
- Global presence
- Solutions
- Collaboration

Our Priorities
- People
- Innovation
- Community
- Sustainability
- Excellence in project delivery

Our Core SDGs

We support and measure our collective impact against the United Nations Sustainable Development Goals (SDGs).


6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

199 Street Wedgewood Creek Wildlife Crossing and 3000 mm Culvert
Edmonton, AB, Canada



Basingstoke Advanced Anaerobic Digestion Facility
Basingstoke, UK

Index to Management's Discussion and Analysis

Management’s Discussion and Analysis

February 22, 2023

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2022, dated February 22, 2023, should be read in conjunction with the Company’s 2022 audited consolidated financial statements and related notes for the year ended December 31, 2022. Our 2022 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures

The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (“Definitions”) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the 2022 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures and ratios do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures and ratios presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Business Model

Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. We are at the forefront of innovations to enhance environmental and social opportunities.

Stantec's vision is to remain a top tier global design firm that maximizes long-term, sustainable value for our stakeholders.

The Stantec community unites more than 26,000 employees working in over 400 locations across six continents. In 2022, Stantec earned net revenues of $4.5 billion: 51% in the United States, 26% in Canada, and 23% from our Global operations.

Key components of our business model are:

1. Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.
2. Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Environmental Services, Water, Buildings, and Energy & Resources.
3. Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4. Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2022 Key Accomplishments

In 2022, Stantec continued to advance towards the achievement of our long-term strategic ambitions. We continued to navigate our business successfully through the COVID-19 pandemic and we delivered a second consecutive year of record earnings. We executed on our growth strategy and added approximately 700 people organically as well as over 300 people through acquisitions. We completed the integration of Cardno into our business, bolstered our UK presence with the acquisition of Barton Willmore and continued to excel and demonstrate our global leadership in sustainability.

Record Performance

We continue to rigorously manage every aspect of our business with our “win – do – manage” mindset. Our net revenue grew to $4.5 billion driven by 9.4% organic growth and 12.3% acquisition growth.

Each of our business operating units and geographic regions delivered organic net revenue growth while maintaining a focus on strong project execution and operational excellence. This drove to record results for several key financial metrics: adjusted EBITDA margin of 16.2%, net income of $247.0 million, diluted earnings per share of $2.22, and adjusted diluted earnings per share of $3.13.

The growth accomplished in every one of our business operating units was a testament to the strength of our diversified business model and our ability to address multi-year critical issues stemming from aging infrastructure, climate change and re-shoring of domestic production.

Growth Through Acquisitions

Having closed our acquisition of Cardno in December 2021, our primary growth initiative in 2022 was to integrate Cardno’s operations in order to accelerate our trajectory for achieving revenue synergies together. We completed the integration and migration of Cardno and several other recently acquired firms on schedule and achieved over US$10 million (approximately CA$13 million) in integrated cost synergies, ahead of our anticipated timeline. We also migrated certain smaller global entities into our primary financial systems. Integration of acquired firms provides for strong and consistent operational and financial practices across the globe and capitalizes on synergistic opportunities.

Our approach to deploying capital to acquisitions continues to be disciplined and patient. In 2022, we completed two tuck-in acquisitions that were consistent with our strategy of pursuing targeted small to medium-sized firms that bolster Stantec’s presence in key business lines and geographies and drive synergistic organic growth.

The first was Barton Willmore in the United Kingdom, a 300-employee lead planning and design consulting firm. Barton Willmore supports many of the largest and most transformational projects in the region’s residential, logistics, retail, infrastructure, energy, higher education, and urban regeneration sectors, providing services to both public and private sector clients.

The second was L2P, a 40-person Philadelphia-based architecture, interior design, and planning firm. L2P is a trusted advisor in the science and technology, commercial workplace, higher education, residential, and hospitality markets.

Sustainability – The Stantec Way
In 2022, we continued to demonstrate our commitment to sustainability leadership. We are on track to meet our carbon neutral and net zero commitments and are reducing our emissions in line with our validated science-based target. A key element of our emissions reduction strategy is our real estate consolidation effort, which is on track to achieve a 30% reduction in Stantec's footprint relative to 2019 by the end of 2023. At year end 2022, we were approximately 93% of the way there which also contributed to our record earnings.

Through our continued efforts for sustainability and enhancing our communities, we are extremely proud of the accomplishments and accolades that recognize our commitment. Some of these acknowledgments include:

- Ranked first among our peers as one of Corporate Knights' 2023 Global 100 Most Sustainable Corporations in the world; ranked #7 overall in the world, recognizing our success in generating "clean" revenue
- Selected as one of Corporate Knights' Canada's Best 50 Corporate Citizens for the 13th time
- Recognized as a climate leader, receiving a CDP A- rating for the fifth year in a row
- Included in the S&P Global Sustainability Yearbook
- Numerous industry awards related to inclusion and diversity and safety

Our sustainability-linked loan (SLL) structure for our existing $1.1 billion credit facility incorporates emissions reduction targets and increasing our score on the Bloomberg Gender-Equality Index. In 2022, we recognized SLL savings by achieving our 2021 key performance metrics. We have committed to direct all interest savings towards further climate action and social equity.

Looking Ahead
We remain very optimistic that a strong multi-year cycle is ahead of us. While there are still economic headwinds from rising interest rates and a potential recession, we are confident in the resilience of our business model and our positioning to address key climate-related and supply chain challenges. In the US, significant federal funding is starting to be dispersed from the Infrastructure Investment and Jobs Act (IIJA), the Inflation Reduction Act (IRA), and the CHIPS and Science Act. In Canada, with commitments made on climate change, the need for environmental services and energy transition is expanding at an unprecedented rate. And in our Global region, we are seeing continued strong growth through the water asset management programs in the UK, Australia, and New Zealand, along with infrastructure supported by the European CHIPS Act and Australian Infrastructure Investment Program. We believe we are exceptionally well positioned to address these opportunities.

We expect to capitalize on these strong tailwinds to further drive our organic growth. Our balance sheet strength and pipeline of potential opportunities positions us well for ongoing M&A growth. As we maintain focus on operational excellence, we expect to continue to deliver margin and earnings growth in 2023 and beyond.

Strategic Acquisitions Completed in 2022 and 2021

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS				
REPORTABLE SEGMENTS	**Date Acquired**	**Primary Location**	**# of Employees**	**Infrastructure**	**Water**	**Buildings**	**Environmental Services**	**Energy & Resources**
United States								
Paleo Solutions, Inc. (Paleo)	September 2021	Los Angeles, California	65				•	
Cardno Limited (Cardno)	December 2021	Boulder, Colorado	1,500	•			•	
Cox|McLain Environmental Consulting, Inc (CMEC)	December 2021	Austin, Texas	70				•	
L2P	November 2022	Philadelphia, Pennsylvania	40			•		
Global								
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135	•				
Engenium	May 2021	Perth, Australia	170					•
Driven by Values B.V.	November 2021	Eindhoven, Netherlands	28				•	
Cardno Limited (Cardno)	December 2021	Brisbane, Australia	1,250	•	•		•	
Barton Willmore	April 2022	Reading, United Kingdom	300	•				

2022 Financial Highlights

(In millions of Canadian dollars, except per share amounts and percentages)	Year Ended Dec 31					
	2022		2021		2020	
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	**5,677.2**	**127.4%**	4,576.8	125.9%	4,730.1	128.4%
Net revenue	**4,457.2**	**100.0%**	3,636.1	100.0%	3,684.5	100.0%
Direct payroll costs	2,039.9	45.8%	1,672.8	46.0%	1,754.0	47.6%
Project margin	**2,417.3**	**54.2%**	1,963.3	54.0%	1,930.5	52.4%
Administrative and marketing expenses	1,742.5	39.1%	1,423.6	39.2%	1,352.9	36.7%
Depreciation of property and equipment	56.8	1.3%	53.9	1.5%	57.9	1.6%
Depreciation of lease assets	122.1	2.7%	107.9	3.0%	117.7	3.2%
Net (reversal) impairment of lease assets and property and equipment	(5.5)	(0.1%)	24.8	0.7%	78.6	2.1%
Amortization of intangible assets	104.6	2.3%	60.0	1.7%	53.2	1.4%
Net interest expense	64.0	1.4%	37.9	1.0%	49.2	1.4%
Other	7.7	0.2%	(7.8)	(0.3)%	4.3	0.1 %
Income taxes	78.1	1.8%	62.3	1.7%	57.6	1.6%
Net income from continuing operations	**247.0**	**5.5%**	200.7	5.5%	159.1	4.3%
Net income from discontinued operations *(note)*	—	—%	—	— %	12.0	0.3%
Net income	**247.0**	**5.5%**	200.7	5.5%	171.1	4.6%
Basic earnings per share (EPS) from continuing operations	**2.23**	n/m	1.80	n/m	1.43	n/m
Diluted EPS from continuing operations	**2.22**	n/m	1.80	n/m	1.42	n/m
Adjusted EBITDA from continuing operations *(note)*	**723.9**	**16.2%**	573.8	15.8%	578.9	15.7%
Adjusted net income from continuing operations *(note)*	**347.1**	**7.8%**	269.9	7.4%	248.9	6.8%
Adjusted diluted EPS from continuing operations *(note)*	**3.13**	n/m	2.42	n/m	2.22	n/m
Dividends declared per common share	**0.72**	n/m	0.66	n/m	0.62	n/m
Total assets	**5,652.9**		5,226.4		4,388.9	
Total long-term debt	**1,235.8**		1,245.1		680.8	

note: Construction Services operations are presented as discontinued operations. Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).

n/m = not meaningful

We achieved diluted earnings per share of $2.22 and adjusted diluted earnings per share of $3.13, each an all-time high with respective increases of 23.3% and 29.3% compared to 2021. Record earnings reflect a very strong year of net revenue growth and solid execution of our strategic plan, including our ongoing 2023 Real Estate Strategy.

- Net revenue increased 22.6%, or $821.1 million, to $4.5 billion compared to 2021, driven by 9.4% organic growth and 12.3% acquisition growth. All of our regional and business operating units delivered organic growth, most notably in Global and in Water and Energy & Resources where organic growth was in the double digits.
- Project margin increased $454.0 million, or 23.1%, to $2.4 billion and as a percentage of net revenue, we delivered 54.2% project margin, a 20 basis point increase from 2021. The increase in project margin was the result of net revenue growth and solid project execution.
- Adjusted EBITDA increased $150.1 million, or 26.2%, to $723.9 million and achieved a margin of 16.2%, a 40 basis point increase from 2021, resulting from strong performance across the business.

- Net income increased 23.1%, or $46.3 million, to $247.0 million, representing 5.5% of net revenue, and diluted EPS increased 23.3%, or $0.42, to $2.22.
- In 2022, we continued to execute on our 2023 Real Estate Strategy, driving approximately $0.34 of incremental adjusted EPS and a 28% reduction in our footprint relative to our 2019 baseline – largely accomplishing our 2023 target a year early. On a pre-IFRS 16 basis, this initiative is estimated to have increased 2022 adjusted EBITDA margin by more than 110 basis points.
- Adjusted net income increased 28.6%, or $77.2 million, to $347.1 million, representing 7.8% of net revenue, an improvement of 40 basis points, and adjusted diluted EPS increased 29.3%, or $0.71, to $3.13.
- Contract backlog stands at $5.9 billion—a 14.9% increase from December 31, 2021—reflecting 10.4% organic growth, with double digit growth in our US operations and in Infrastructure, Buildings, and Energy & Resources. Contract backlog represents approximately 12 months of work.
- Net debt to adjusted EBITDA was 1.6x at December 31, 2022—within our internal range of 1.0x to 2.0x.
- Operating cash flows decreased 23.4% from, $397.0 million, to $304.3 million, reflecting increased investment in net working capital to support strong revenue growth.
- Days sales outstanding was 81 days at December 31, 2022, a 5-day reduction from Q3 2022. As expected, completion of Cardno financial migration activities returned DSO to more typical levels, moderated by stronger than anticipated revenue growth in the fourth quarter which drove additional net working capital investment.
- We repurchased 1,085,676 common shares for an aggregated price of $65.3 million under our normal course issuer bid (NCIB).
- On February 22, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on April 17, 2023, to shareholders of record on March 31, 2023, representing an 8.3% increase.

2022 Fourth Quarter Highlights

(In millions of Canadian dollars, except per share amounts and percentages)	Quarter Ended Dec 31 2022 $	2022 % of Net Revenue	2021 $	2021 % of Net Revenue
Gross revenue	**1,513.5**	**133.9%**	1,185.3	129.4%
Net revenue	**1,130.4**	**100.0%**	916.2	100.0%
Direct payroll costs	509.9	45.1%	409.6	44.7%
Project margin	**620.5**	**54.9%**	506.6	55.3%
Administrative and marketing expenses	439.4	38.9%	387.6	42.3%
Depreciation of property and equipment	13.8	1.2%	13.5	1.5%
Depreciation of lease assets	31.9	2.8%	28.3	3.1%
Net (reversal) impairment of lease assets and property and equipment	(1.8)	(0.2%)	29.1	3.2%
Amortization of intangible assets	27.5	2.4%	18.0	2.0%
Net interest expense	17.5	1.5%	8.4	0.9%
Other	(5.6)	(0.3%)	(2.2)	(0.3%)
Income taxes	24.3	2.1%	7.3	0.8%
Net income	**73.5**	**6.5%**	16.6	1.8%
Basic and diluted EPS	**0.66**	n/m	0.15	n/m
Adjusted EBITDA *(note)*	**191.7**	**17.0%**	142.1	15.5%
Adjusted net income *(note)*	**91.1**	**8.1%**	63.8	7.0%
Adjusted diluted EPS *(note)*	**0.82**	n/m	0.57	n/m
Dividends declared per common share	**0.180**	n/m	0.165	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

In the fourth quarter of 2022, we delivered adjusted diluted EPS of $0.82, an increase of $0.25 per share or 43.9% compared to the same period last year. Our outperformance relative to our guidance was driven by double-digit organic net revenue growth, with mild weather in Canada allowing for a longer than typical field season, and growing momentum in the US. Solid project execution, disciplined administrative and marketing cost management, and the benefits of the ongoing execution of our 2023 Real Estate Strategy also contributed to our excellent results.

- Net revenue increased 23.4%, or $214.2 million, to $1.1 billion, driven by 10.6% organic growth and 9.8% acquisition growth. All of our regional and business operating units delivered organic growth, most notably in Canada and the US, and in Buildings, Water, and Energy & Resources, where organic growth in the double digits was achieved this quarter.
- Project margin increased 22.5%, or $113.9 million, and decreased 40 basis points as a percentage of net revenue from 55.3% to 54.9%.
- Adjusted EBITDA increased 34.9%, or $49.6 million, to $191.7 million, and achieved a margin of 17.0% compared to 15.5% in the prior period due to lower administrative and marketing costs as a percentage of net revenue.
- Net income increased 342.8%, or $56.9 million, to $73.5 million and diluted EPS increased by 340.0%, or $0.51, to $0.66. In Q4 2022, our 2023 Real Estate Strategy contributed to non-cash net impairment reversal and lower onerous contract cost adjustments, depreciation, and occupancy costs compared to the prior period. Additionally, the disposition of an intangible asset contributed $5.6 million to net income in Q4 2022.
- Adjusted net income increased 42.8%, or $27.3 million, to $91.1 million, representing 8.1% of net revenue, and adjusted diluted EPS increased 43.9%, or $0.25, to $0.82.

Reconciliation of Non-IFRS Financial Measures

(In millions of Canadian dollars, except per share amounts)	Year Ended Dec 31, 2022	2021	2020	Quarter Ended Dec 31, 2022	2021
Net income from continuing operations	**247.0**	**200.7**	**159.1**	**73.5**	**16.6**
Add back (deduct):					
Income taxes	78.1	62.3	57.6	24.3	7.3
Net interest expense	64.0	37.9	49.2	17.5	8.4
Net (reversal) impairment of lease assets and property and equipment (note 1)	(2.9)	37.3	78.6	0.4	41.6
Depreciation and amortization	283.5	221.8	228.8	73.2	59.8
Unrealized loss (gain) on equity securities	18.0	(13.9)	(0.7)	(4.2)	(4.8)
COVID-related expenses (note 4)	—	—	5.0	—	—
Acquisition, integration, and restructuring costs (note 5)	41.8	27.7	1.3	12.6	13.2
Gain on disposition of intangible asset	(5.6)	—	—	(5.6)	—
Adjusted EBITDA from continuing operations	**723.9**	**573.8**	**578.9**	**191.7**	**142.1**

(In millions of Canadian dollars, except per share amounts)	Year Ended Dec 31, 2022	2021	2020	Quarter Ended Dec 31, 2022	2021
Net income from continuing operations	**247.0**	**200.7**	**159.1**	**73.5**	**16.6**
Add back (deduct) after tax:					
Net (reversal) impairment of lease assets and property and equipment (note 1)	(2.2)	28.5	56.6	0.3	31.8
Amortization of intangible assets related to acquisitions (note 2)	61.1	30.2	26.4	15.3	9.1
Unrealized loss (gain) on equity securities (note 3)	13.7	(10.6)	(0.5)	(3.2)	(3.6)
COVID-related expenses (note 4)	—	—	3.6	—	—
Acquisition, integration, and restructuring costs (note 5)	31.8	21.1	3.7	9.5	9.9
Gain on disposition of intangible asset (note 6)	(4.3)	—	—	(4.3)	—
Adjusted net income from continuing operations	**347.1**	**269.9**	**248.9**	**91.1**	**63.8**
Weighted average number of shares outstanding - diluted	111,069,776	111,616,665	111,949,305	110,915,844	111,669,548
Adjusted earnings per share - diluted	**3.13**	**2.42**	**2.22**	**0.82**	**0.57**

See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures. This table includes only continuing operations results.

note 1: The net (reversal) impairment of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2022 of $2.6 (2021 - $12.5; 2020 - nil) and for the quarter ended December 31, 2022 of $2.2 (2021 - $12.5). For the year ended December 31, 2022, this amount is net of tax of $(0.7) (2021 - $8.8; 2020 - $22.0). For the quarter ended December 31, 2022, this amount is net of tax of $0.1 (2021 - $9.8).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2022, this amount is net of tax of $19.3 (2021 - $9.4; 2020 - $10.3). For the quarter ended December 31, 2022, this amount is net of tax of $5.1 (2021 - $3.1).

note 3: For the year ended December 31, 2022, this amount is net of tax of $4.3 (2021 - ($3.3); 2020 - ($0.2)). For the quarter ended December 31, 2022, this amount is net of tax of ($1.0) (2021 - $(1.2)).

note 4: The add back of COVID-related expenses in the year ended December 31, 2020 primarily relates to severance and is net of tax of $1.4.

note 5: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2022, this amount is net of tax of $10.0 (2021 - $6.6; 2020 - $0.4, 2020 also included reorganization tax expense of $2.8. For the quarter ended December 31, 2022, this amount is net of tax of $3.1 (2021 - $3.3).

note 6: For the year and quarter ended December 31, 2022, this amount is net of tax of $(1.3) (2021 - nil; 2020 - nil).

Financial Targets

In our 2021 Annual Report (incorporated here by reference), we provided our annual targets for 2022 on page M-11 and revised our adjusted ROIC expectation in Q3 2022 from 10.5% to 10.0% as a result of cash flow disruptions from the integration of Cardno.

(In millions of Canadian dollars, unless otherwise stated)	2022 Annual Range	2022 Results
Targets		
Net revenue growth	18% to 22%	22.6%
Adjusted EBITDA as % of net revenue (note)	15.3% to 16.3%	16.2%
Adjusted net income as % of net revenue (note)	At or above 7.5%	7.8%
Adjusted ROIC (note)	Above 10.0%	10.5%

In setting our targets and guidance, the average value for the US dollar was assumed to be $1.25 and for the GBP to be $1.73.

note: Adjusted EBITDA, adjusted net income, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A. Adjusted ROIC was revised from above 10.5% to 10.0% in Q3 22 due to the anticipated impact of cash flow disruption from the integration of Cardno.

We met or exceeded our target ranges for all our measures in 2022. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

Outlook

Strategic Plan

In December 2019, we announced our three-year strategic plan to grow and diversify sustainably for the benefit of our clients, employees, and shareholders through a client-centric framework with four value creators: excellence, innovation, people, and growth. We established the following key financial targets, initially to be achieved by the end of 2022, but announced in 2020 that we would be extending the time horizon to the end of 2023 due to the disruption caused by the COVID-19 pandemic:

1. Grow net revenue at a CAGR of greater than 10%.
2. Drive adjusted EBITDA margins to the range of 16% to 17%.
3. Grow earnings per share at a CAGR of greater than 11%.
4. Deliver a return on invested capital of greater than 10%.

Net revenue growth has rebounded strongly in 2022 post pandemic, increasing by 22.6% year over year, and our outlook for 2023 and beyond is very positive. Our long-term net revenue CAGR target remains at greater than 10%, although the effects of the pandemic during the first two years of our plan may affect our ability to achieve this target by the end of 2023.

We remain confident in achieving our adjusted EBITDA margin target of 16% to 17% in 2023 and our adjusted diluted earnings per share CAGR of greater than 11%. We further expect to outperform our adjusted return on invested capital of greater than 10%, raising that target to greater than 10.5% for 2023.

Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of our balance sheet, the commitment of our talented workforce, and our position in the communities we serve, allows us to be well positioned to capitalize on the opportunities being created by public sector stimulus and growing demand for sustainable solutions in infrastructure renewal and resiliency in responding to climate change drivers, as well as drivers for re-shoring production and supply chain resilience and security.

Annual Targets for 2023

Targets for 2023 are based on the assumption of continued public sector spending in alignment with currently announced programs and acts, and only modest transitory recessions in key geographies. Targets may not be valid if public spending initiatives are materially curtailed and/or recessions become much more significant, curbing private sector investments to a greater degree than anticipated.

	2023 Annual Range
Targets	
Net revenue growth	7% to 11%
Adjusted EBITDA as % of net revenue (note)	16% to 17%
Adjusted net income as % of net revenue (note)	above 7.5%
Adjusted diluted EPS growth (note)	9% to 13%
Adjusted ROIC (note)	above 10.5%
Other expectations	
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Effective tax rate (without discrete transactions)	23.0% to 24.0%
Earnings pattern	40-45% in Q1 and Q4 55-60% in Q2 and Q3
Days sales outstanding (note)	at or below 80

In setting our targets and guidance, we assumed an average value for the US dollar of $1.32, GBP $1.62, and AU $0.95. For all other underlying assumptions, see page M-43.

note: Adjusted EBITDA, adjusted net income, adjusted ROIC, adjusted diluted EPS, and net debt to adjusted EBITDA are non-IFRS measures and DSO is a metric discussed in the Definitions section of this MD&A.

We expect that net revenue growth will increase 7% to 11% in 2023, with net revenue organic growth in the mid- to high-single digits. Organic growth in the US is expected to be in the high single digits to low double digits, driven by growing momentum as reflected in our record-high US backlog and continuing project opportunities arising from the IIJA, the CHIPS and Science Act, and the IRA. Growth from the IIJA is expected to be slower in the first half of the year and to accelerate in the second half of the year. After another year of robust organic growth in Canada in 2022, we expect to maintain high levels of activity, moderating to organic growth in the low single digits. Organic growth in Global is expected to achieve mid- to high-single digit growth driven by continued high levels of activity in our UK Water business under the ongoing Asset Management Program, and demand and stimulus in environmental services and infrastructure sectors.

Project margin as a percent of net revenues is expected to be relatively consistent in 2023 compared to 2022. We anticipate adjusted EBITDA margin will be in the range of 16% - 17%, reflecting continued discipline in the management of administration and marketing costs and continued investments in the commercialization of new innovations and technologies. Adjusted EBITDA margin in Q1 and Q4 2023 will be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. We expect to move to the higher end of the range in Q2 and Q3 of 2023 driven by achieving stronger organic net revenue growth and increased utilization in the US operations.

We expect adjusted net income to continue to benefit from our 2023 Real Estate Strategy, which we anticipate will generate cost savings of approximately $0.35 to $0.40 adjusted diluted EPS in 2023 relative to our 2019 costs. Further, we remain on track to achieve our targeted 30% reduction in real estate footprint relative to our 2019 baseline. Overall, we expect to drive adjusted net income to a margin of greater than 7.5% of net revenue and to deliver 9% to 13% growth in adjusted diluted EPS in comparison to 2022.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the unpredictable impact from share price movements subsequent to December 31, 2022 and the relative total shareholder return components on our share-based compensation programs.

Financial Performance

The following sections outline specific factors that affected the results of our operations in 2022.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $34.7 million positive impact on our net revenue results in 2022 compared to 2021, as further described below:

- The US dollar averaged $1.25 in 2021 and $1.30 in 2022—a 4.0% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
- The GBP averaged $1.72 in 2021 and $1.61 in 2022—a 6.4% decrease. The weakening GBP compared to the Canadian dollar had a negative effect on gross and net revenues.
- The AU dollar averaged $0.94 in 2021 and $0.90 in 2022—a 4.3% decrease. The weakening AU dollar compared to the Canadian dollar had a negative effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2022 compared to 2021.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	1,337.0	1,225.9	111.1	—	n/a	111.1	9.1%
United States	3,056.6	2,400.2	656.4	315.4	92.8	248.2	10.3%
Global	1,283.6	950.7	332.9	253.5	(43.9)	123.3	13.0 %
Total	5,677.2	4,576.8	1,100.4	568.9	48.9	482.6	
Percentage growth			24.0%	12.4%	1.1%	10.5%	

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,150.8	1,068.5	82.3	—	n/a	82.3	7.7%
United States	2,266.6	1,799.5	467.1	227.7	68.7	170.7	9.5%
Global	1,039.8	768.1	271.7	217.8	(34.0)	87.9	11.4%
Total	4,457.2	3,636.1	821.1	445.5	34.7	340.9	
Percentage growth			22.6%	12.3%	0.9%	9.4%	

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,597.6	1,266.2	331.4	235.3	16.8	79.3	6.3%
Environmental Services	1,250.9	831.7	419.2	297.3	14.5	107.4	12.9%
Water	1,137.2	994.8	142.4	17.2	(0.7)	125.9	12.7%
Buildings	1,027.7	904.8	122.9	2.8	14.2	105.9	11.7%
Energy & Resources	663.8	579.3	84.5	16.3	4.1	64.1	11.1%
Total	5,677.2	4,576.8	1,100.4	568.9	48.9	482.6	
Percentage growth			24.0%	12.4%	1.1%	10.5%	

Net Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,275.0	1,003.7	271.3	197.4	10.5	63.4	6.3%
Environmental Services	901.3	614.9	286.4	217.5	10.5	58.4	9.5%
Water	873.5	771.5	102.0	14.1	0.3	87.6	11.4%
Buildings	817.9	736.1	81.8	1.6	9.7	70.5	9.6%
Energy & Resources	589.5	509.9	79.6	14.9	3.7	61.0	12.0%
Total	4,457.2	3,636.1	821.1	445.5	34.7	340.9	
Percentage growth			22.6%	12.3%	0.9%	9.4%	

Comparative figures for gross and net revenue by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Acquisitions and the continued strengthening of market conditions in all our geographies and businesses contributed to a 22.6% net revenue increase in 2022 compared to 2021. Drivers contributing to growth included robust public infrastructure spending and private investment; growing project work related to the re-shoring of domestic production to strengthen local supply chain resilience and security, climate change and sustainability, global food security, and the energy transition. Opportunities have also increased in archeological, permitting, and compliance work, as well as building and designing facilities and communities to meet growing civic, healthcare, residential, and industrial markets.

Gross to net revenue ratio was 1.27, falling within our expected range of 1.25 to 1.30.

Canada

In Canada, we achieved 7.7% organic net revenue growth. Private and public spending remained robust, contributing to double-digit growth in Environmental Services and Energy & Resources. Environmental Services continued to capitalize on high demand for permitting work and archeological work to support a midstream energy project. Power transmission and distribution projects and investment in the energy transition in western Canada spurred growth in Energy & Resources. Buildings continued to deliver organic growth on the strength of major public sector projects in healthcare and mixed-use commercial projects in the private sector. A strong housing market in western Canada, bridge work in various regions across the country, and continued recovery efforts associated with the extreme flooding in British Columbia in late 2021 drove growth in Infrastructure.

United States

Net revenue increased 26.0%, reflecting acquisition and organic growth and the positive impact of foreign exchange. Strong performance and improving market conditions contributed to achieving double-digit organic growth in Water, Buildings, and Energy & Resources. The ramp up of public sector and industrial projects previously delayed by the pandemic and our work in certain large-scale water security projects in the western US boosted growth in Water. Buildings continued its post-pandemic recovery, achieving growth from increasing investments in the healthcare, civic, industrial, and science and technology sectors. Energy & Resources delivered strong organic growth, driven by

an acceleration of activities on renewable energy and mining projects and on significant reservoir and dam projects in the western US. Infrastructure also delivered solid organic growth on the strength of major transportation projects and industrial and residential land development activities. Demand for expertise in environmental assessments, permitting, and ecological work, and expanding opportunities in the remediation sector contributed to strong growth in Environmental Services, which was bolstered by our acquisition of Cardno in 2021.

Global

In our Global operations, we achieved net revenue growth of 35.4%, reflecting strong acquisition and organic net revenue growth, partly offset with foreign exchange impacts.

Growth momentum from 2021 continued into 2022 and contributed to organic net revenue growth of 11.4%, with strong performances in all our business units. Our industry-leading Water business delivered double digit organic growth, driven by long-term framework agreements and public sector investment in water infrastructure, primarily across the UK, New Zealand, and Australia. We drove significant organic growth in Infrastructure, capitalizing on increasing demand for our services in Community Development. Our Mining sector and Environmental Services also delivered strong organic growth, driven by high copper and other metal prices, as well as through client diversification and increased field services.

Backlog

We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS.

(In millions of Canadian dollars, except percentages)	**Dec 31, 2022**	**Dec 31, 2021**	**Total Change**	**Change Due to Acquisitions**	**Change Due to Foreign Exchange**	**Change Due to Organic Growth (Retraction)**	**% of Organic Growth (Retraction)**
Canada	1,249.2	1,169.1	80.1	—	n/a	80.1	6.9 %
United States	3,715.9	3,016.9	699.0	12.8	214.1	472.1	15.6 %
Global	936.6	948.3	(11.7)	—	6.8	(18.5)	(2.0)%
Total	5,901.7	5,134.3	767.4	12.8	220.9	533.7	
Percentage growth			14.9%	0.2%	4.3%	10.4%	

Our contract backlog at December 31, 2022 of $5.9 billion grew organically by 10.4%, or $533.7 million, and represents approximately 12 months of work (2021 - 13 months of work).

The increase in our contract backlog was driven by the US, where new contract awards contributed to double-digit organic growth, particularly in Infrastructure and Buildings. Backlog in Canada was also strong, where growth was high in Buildings, Infrastructure, and Environmental Services. A seasonally high burn rate in Environmental Services contributed to a reduction in Global backlog, partially offset by organic growth in Energy & Resources and Infrastructure.

Major Project Awards

Backlog growth of $767 million from December 31, 2021 supports our positive outlook for a strong multi-year cycle, bolstered by public infrastructure spending and private investment. The prioritization of strengthening infrastructure resilience, addressing climate change, the energy transition, as well as domestic production and supply chain management continues to expand our project work.

In Canada, we secured several major public infrastructure projects, ranging from a master plan and preliminary design for a streetscape in Alberta to a large multi-discipline transit project in Quebec. Our Mining team won an energy transition-related project for a base-metals client to assist in the development of an emissions reduction plan. Key wins in Environmental Services included an environment permitting and preliminary engineering design for a proposed renewable energy facility in Atlantic Canada and a soil and groundwater remediation project for remote First Nations communities in Ontario.

In the United States, project wins in Infrastructure, Buildings and the energy transition propelled organic backlog growth. Infrastructure wins included a federally funded engagement and feasibility assessment for a community project in the south and an architecture/engineer Indefinite Delivery/Indefinite Quantity contract with the US Army Corps of Engineers for renovations on an instruction facility. Energy transition wins included providing architectural and engineering services for the construction of the largest solar panel manufacturing facility in the US, construction and operations plans for an offshore wind project on the east coast, and environmental and permitting services for a transmission line proposal.

Infrastructure and Energy & Resources led backlog growth in our Global regions. Through our leading water presence in the UK, we were awarded our first major design and build Infrastructure project for Transport Scotland. We were also selected as the civil design consultant for the Belfast Wastewater Treatment Work in Northern Ireland and were awarded program management services for a key client, Northumbrian Water. The ongoing need for renewable energy remains evident as we secured our project wins with mining clients in Australia and a contract extension for a tailings project at a copper mine in Chile.

Project Margin

Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Project Margin by Reportable Segment

	2022		2021	
(In millions of Canadian dollars, except percentages)	**$**	**% of Net Revenue**	**$**	**% of Net Revenue**
Canada	611.0	53.1 %	571.9	53.5 %
United States	1,254.1	55.3 %	977.8	54.3 %
Global	552.2	53.1 %	413.6	53.8 %
Total	2,417.3	54.2 %	1,963.3	54.0 %

Project Margin by Business Operating Unit

	2022		2021	
(In millions of Canadian dollars, except percentages)	**$**	**% of Net Revenue**	**$**	**% of Net Revenue**
Infrastructure	690.3	54.1 %	533.0	53.1 %
Environmental Services	512.1	56.8 %	347.9	56.6 %
Water	474.8	54.4 %	423.7	54.9 %
Buildings	441.0	53.9 %	401.1	54.5 %
Energy & Resources	299.1	50.7 %	257.6	50.5 %
Total	2,417.3	54.2 %	1,963.3	54.0 %

Comparative figures for project margin by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Project margin increased $454.0 million, or 23.1%, and as a percentage of net revenue, project margin increased 20 basis points to 54.2%. Net revenue growth driven by robust public and private investment and acquisitions contributed to the project margin increases. As a percentage of net revenue, project margin has remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin increased $39.1 million to $611.0 million, and as a percentage of net revenue, project margin decreased 40 basis points due primarily to a shift in project mix and the ramping up of several large Water projects.

Project margin in the United States increased $276.3 million, and as a percentage of net revenue, increased 100 basis points to 55.3%. Solid project performance, particularly in Infrastructure, and rate increases on several existing projects in Energy & Resources, drove margin growth.

Project margin in our Global operations increased $138.6 million to $552.2 million and as a percentage of net revenue, project margin decreased 70 basis points. The decrease in margin as a percentage of net revenue is mainly attributable to our project mix as well as recoveries realized in 2021 on certain Water and Building projects.

Administrative and Marketing Expenses

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,742.5 million in 2022 and 39.1% as a percentage of net revenue, compared to $1,423.6 million and 39.2% in 2021. Excluding acquisition, integration and restructuring costs, which increased by $14.1 million, administrative and marketing expenses as a percentage of net revenue decreased by 20 basis points compared to 2021. The decrease in administrative and marketing expenses as a percentage of net revenue was due to lower share-based compensation expense of $20.7 million and lower onerous contract costs of $9.9 million compared to 2021. These decreases were partly offset by higher discretionary spending as we transitioned out of the pandemic, and our continued investment efforts to support growth.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

(In millions of Canadian dollars)	**2022**	**2021**
Client relationships	45.6	32.5
Backlog and other	34.8	7.1
Total amortization of acquired intangible assets	80.4	39.6
Software	24.2	20.4
Total amortization of intangible assets	104.6	60.0

Acquisitions completed in 2021 and 2022 added $165.7 million to client relationships and $53.2 million to backlog and contributed to an increase in intangible amortization of $44.6 million in 2022 compared to 2021.

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no indicators of impairment in 2022 and 2021. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this MD&A for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Net (Reversal) Impairment of Lease Assets and Property and Equipment

We continued with our 2023 real estate strategic initiative, which commenced in 2020, and reviewed our real estate lease portfolio to identify additional underutilized office spaces and updated our assumptions for previously impaired locations. For recent acquisitions completed in 2021 and 2022, we have also reviewed our office spaces and found opportunities to consolidate certain locations. Consequently, we recorded a non-cash net impairment reversal of $5.5 million in 2022 for various leased office spaces across our Canada, US, and Global operations compared to a non-cash net impairment charge of $24.8 million in 2021. We also recorded related onerous contract costs of $2.6 million that are included in administrative and marketing expenses compared to $12.5 million in 2021.

The recoverable amount of lease assets and associated property and equipment was estimated using the value in use approach.

Depreciation of Lease Assets

Depreciation of lease assets increased $14.2 million in 2022 compared to 2021. The increase in depreciation is primarily due to acquisitions made in 2021 and 2022 which increased lease assets by approximately $90 million.

Net Interest Expense

Net interest expense increased $26.1 million in 2022 compared to 2021. This was primarily due to higher draws on the revolving credit facility to fund the Cardno, CMEC, Barton Willmore, and L2P acquisitions; cashflow disruptions during the year from the systems integrations of Cardno and CMEC; share repurchases under our NCIB; and higher interest rates on our credit facilities.

Other Income

Other income was $4.9 million in 2022 compared to $17.2 million in 2021. Other income from our investments held for self-insured liabilities included a net loss of $2.1 million in 2022 compared to a net gain of $15.9 million in 2021. In 2022, unrealized losses of $18.0 million were partly offset by realized gains of $15.6 million from the sale of equity securities. Unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

We also recognized a $5.6 million gain on the disposition of an intangible asset in 2022.

Income Taxes

Our 2022 effective income tax rate was 24.0% and remained consistent with our 2021 rate of 23.7%.

Fourth Quarter Results

The following sections outline specific factors that affected the results of our operations in Q4 2022 vs Q4 2021.

Gross and Net Revenue

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	357.3	304.4	52.9	—	n/a	52.9	17.4%
United States	822.1	611.5	210.6	65.0	46.9	98.7	16.1%
Global	334.1	269.4	64.7	53.6	(8.3)	19.4	7.2%
Total	1,513.5	1,185.3	328.2	118.6	38.6	171.0	
Percentage growth			27.7%	10.0%	3.3%	14.4%	

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	291.1	260.0	31.1	—	n/a	31.1	12.0%
United States	577.9	440.2	137.7	44.2	34.1	59.4	13.5%
Global	261.4	216.0	45.4	45.7	(6.7)	6.4	3.0%
Total	1,130.4	916.2	214.2	89.9	27.4	96.9	
Percentage growth			23.4%	9.8%	3.0%	10.6%	

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	421.8	316.6	105.2	52.9	10.8	41.5	13.1%
Environmental Services	341.5	240.8	100.7	59.5	10.4	30.8	12.8%
Water	289.8	251.6	38.2	3.4	5.6	29.2	11.6%
Buildings	277.8	225.0	52.8	2.8	8.2	41.8	18.6%
Energy & Resources	182.6	151.3	31.3	—	3.6	27.7	18.3%
Total	1,513.5	1,185.3	328.2	118.6	38.6	171.0	
Percentage growth			27.7%	10.0%	3.3%	14.4%	

Net Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	324.8	249.2	75.6	44.6	7.4	23.6	9.5%
Environmental Services	225.3	167.1	58.2	40.8	7.1	10.3	6.2%
Water	218.3	190.7	27.6	2.9	4.2	20.5	10.7%
Buildings	208.1	177.6	30.5	1.6	5.6	23.3	13.1%
Energy & Resources	153.9	131.6	22.3	—	3.1	19.2	14.6%
Total	1,130.4	916.2	214.2	89.9	27.4	96.9	
Percentage growth			23.4%	9.8%	3.0%	10.6%	

Comparative figures for gross and net revenue by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

Net revenue grew 23.4% in Q4 2022 compared to Q4 2021, driven by organic and acquisition growth and the positive impacts of foreign exchange.

Net revenue from our Canada operations grew organically by 12.0% in Q4 2022 compared to Q4 2021, driven by double digit organic performance across all business lines, with the exception of Water which achieved lower single digit growth.

Our US net revenues grew by 31.3% in Q4 2022 compared to Q4 2021 as a result of strong organic and acquisition growth and the positive impact of foreign exchange. Double digit organic growth in Buildings, Water, and Energy & Resources drove growth in the quarter.

Our Global operations generated net revenue growth of 21.0% in Q4 2022 compared to Q4 2021. This was driven primarily through acquisition growth of 21.2% and organic growth of 3.0%. Strong organic performance in Water, Community Development, and Energy & Resources drove growth in the quarter partially offset by a retraction in Buildings.

Project Margin

Project Margin by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2022 $	Q4 2022 % of Net Revenue	Q4 2021 $	Q4 2021 % of Net Revenue
Canada	155.3	53.3 %	139.1	53.5 %
United States	328.2	56.8 %	245.8	55.8 %
Global	137.0	52.4 %	121.7	56.3 %
Total	620.5	54.9 %	506.6	55.3 %

Project Margin by Business Operating Unit

(In millions of Canadian dollars, except percentages)	Q4 2022 $	Q4 2022 % of Net Revenue	Q4 2021 $	Q4 2021 % of Net Revenue
Infrastructure	179.6	55.3 %	137.0	55.0 %
Environmental Services	130.9	58.1 %	96.8	57.9 %
Water	115.8	53.0 %	107.7	56.5 %
Buildings	113.7	54.6 %	97.8	55.1 %
Energy & Resources	80.5	52.3 %	67.3	51.1 %
Total	620.5	54.9 %	506.6	55.3 %

Comparative figures for project margin by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Project margin increased $113.9 million in the quarter and decreased 40 basis points as a percentage of net revenue.

Overall, project margin increased as a result of higher net revenue from organic growth and acquisitions. Solid project execution and a favorable project mix drove consistent margins as a percentage of net revenue in Canada and increased margin by 100 basis points in the US compared to Q4 2021. The decrease in Global margin as a percentage of net revenue was due in part to project mix as well as recoveries realized on certain Water and Community Development projects in Q4 2021.

Other

Administrative and marketing expenses were $439.4 million in Q4 2022 and 38.9% as a percentage of net revenue compared to $387.6 million and 42.3% in Q4 2021. The decrease in administrative and marketing expenses was mainly from lower onerous contract costs, share-based compensation expense, and employee benefit costs. These decreases were partly offset by increased discretionary spending as we transitioned from the pandemic.

A lease settlement and reassignment agreement as well as signed subleases and updated assumptions for previously impaired locations in Q4 2022 resulted in a net impairment reversal of lease assets and property and equipment. Amortization of intangible assets increased due to higher backlog and client relationship amortization related to recent acquisitions. Net interest expense increased primarily due to higher interest rates. Other income increased as a result of a gain realized in Q4 2022 on the disposition of an intangible asset – an engineering license held in the state of New York.

Our effective income tax rate in Q4 2022 was 24.8% compared to a rate of 30.5% in Q4 2021. The quarterly rates increased compared to our annual effective tax rate of 24.0% in 2022 and 23.7% in 2021 because of certain true-up estimates and adjustments recognized in the quarter.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years.

(In millions of Canadian dollars, except per share amounts)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Gross revenue	1,513.5	1,473.2	1,376.6	1,313.9	1,185.3	1,168.3	1,134.0	1,089.2
Net revenue	1,130.4	1,160.0	1,116.7	1,050.1	916.2	932.9	908.3	878.7
Net income	73.5	68.0	60.7	44.8	16.6	70.0	63.2	50.9
Diluted earnings per share	0.66	0.61	0.55	0.40	0.15	0.63	0.57	0.46
Adjusted net income *(note)*	91.1	95.0	92.6	68.4	63.8	80.4	69.6	56.1
Adjusted diluted EPS *(note)*	0.82	0.86	0.83	0.61	0.57	0.72	0.62	0.50

Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

(In millions of Canadian dollars)	Q4 2022 vs. Q4 2021	Q3 2022 vs. Q3 2021	Q2 2022 vs. Q2 2021	Q1 2022 vs. Q1 2021
Increase (decrease) in net revenue due to				
Organic growth	96.9	102.3	85.4	56.3
Acquisition growth	89.9	120.7	112.9	122.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	27.4	4.1	10.1	(6.9)
Total increase in net revenue	214.2	227.1	208.4	171.4

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2022 quarters compared to the same periods in 2021 primarily reflects acquisition growth from revenues contributed by acquisitions completed in the last twelve months and organic growth. Q2, Q3 and Q4 2022 also benefited from positive foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2021 to December 31, 2022.

(In millions of Canadian dollars)	**Dec 31, 2022**	**Dec 31, 2021**
Total current assets	1,937.8	1,664.4
Property and equipment	250.7	233.7
Lease assets	470.4	476.5
Goodwill	2,346.4	2,184.3
Intangible assets	320.4	373.3
Net employee defined benefit asset	57.4	17.0
Deferred tax assets	45.2	48.3
Other assets	224.6	228.9
Total assets	**5,652.9**	**5,226.4**
Current portion of lease liabilities	99.0	123.9
Current portion of long-term debt	52.2	51.0
Current portion of provisions	48.1	36.7
All other current liabilities	1,210.7	967.8
Total current liabilities	1,410.0	1,179.4
Lease liabilities	522.4	545.0
Income taxes payable	7.1	8.9
Long-term debt	1,183.6	1,194.1
Provisions	149.7	122.6
Net employee defined benefit liability	32.3	58.7
Deferred tax liability	28.2	77.5
Other liabilities	33.2	38.0
Equity	2,286.0	2,001.7
Non-controlling interests	0.4	0.5
Total liabilities and equity	**5,652.9**	**5,226.4**

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders' Equity section of this MD&A for an explanation of the changes in equity. The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar and Australian dollar compared to the Canadian dollar, partly offset by the weakening of the British pound compared to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of acquisitions completed in 2022 and measurement period adjustments for prior acquisitions increased intangible assets by $15.3 million and goodwill by $64.7 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Additions of engineering equipment and leasehold improvements in property and equipment were partly offset by depreciation. Lease assets and intangible assets decreased as depreciation and amortization exceeded lease

additions and modifications, software additions, and acquired intangible assets. The total current and long-term portions of other assets decreased primarily as a result of decreases in investments held for self-insured liabilities, including net sales of investments and unrealized fair value losses.

Total current and long-term portions of long-term debt decreased $9.3 million, primarily as a result of a decrease in the amount outstanding on our revolving credit facility. Total current and long-term portions of lease liabilities decreased $47.5 million due to lease payments partly offset by additions, acquisitions, modifications, and interest accretion. Total current and long-term portions of provisions increased $38.5 million, reflecting a net increase in estimates for claims provisions due primarily to higher claim provisions with certain insurance recoveries recorded in trade and other receivables, acquisitions and related measurement period adjustments, and an increase in onerous contract provisions primarily due to a reclassification of $15.3 million from lease liabilities related to a lease settlement and reassignment agreement.

Net employee defined benefit asset increased $40.4 million and net employee defined benefit liability decreased $26.4 million, for a combined increase in the net asset position of $66.8 million to a net asset of $25.1 million from a net liability of $41.7 million in 2021. The increase in the net asset position resulted largely from remeasurement gains of $49.7 million and contributions of $17.6 million made in the year.

Net deferred taxes decreased $46.2 million primarily due to research & experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes as well as the amortization of previously acquired intangible assets. This was partly offset by an increase in deferred tax liabilities related to the net surplus position of certain of our defined benefit pension plans.

Goodwill

In accordance with our accounting policies (described in note 4 of our 2022 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/ Middle East. As goodwill is not monitored at a level lower than our operating segments, three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2022, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2022, we concluded that the recoverable amount of our CGUs and group of CGUs exceeded their carrying amount and management believes that no reasonably possible change in assumptions would have caused the carrying amount to exceed their respective recoverable amount. (Key assumptions are described in note 12 of our 2022 audited consolidated financial statements and incorporated by reference in this MD&A.)

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, our $300 million senior unsecured notes, and our £20 million uncommitted unsecured multicurrency credit facility; and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital

The following table shows summarized working capital information as at December 31, 2022, compared to December 31, 2021:

(In millions of Canadian dollars, except ratios)	**Dec 31, 2022**	**Dec 31, 2021**
Current assets	**1,937.8**	1,664.4
Current liabilities	**1,410.0**	1,179.4
Working capital *(note)*	**527.8**	485.0
Current ratio *(note)*	**1.37**	1.41

note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of current assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position increased slightly due to the strengthening of the US dollar and Australian dollar compared to the Canadian dollar, partly offset by the weakening of the British pound compared to the Canadian dollar.

Current assets increased due to a collective net increase of $349.7 million in trade and other receivables, unbilled receivables, and contract assets because of strong organic growth and approximately $45 million was also due to foreign exchange impacts. This was partly offset by decreases in cash and deposits (explained in the Cash Flows section of this MD&A), income taxes recoverable due to the amortization of certain research & experimental expenditures for tax purposes in the US, and other current assets (explained in the Statements of Financial Position section of this MD&A).

Our DSO (defined in the Definitions section of this MD&A) was 81 days at December 31, 2022, a 5-day reduction from Q3 2022. As expected, completion of Cardno financial migration activities returned DSO to more typical levels, moderated by stronger than anticipated revenue growth in the fourth quarter which drove additional net working capital investment.

The increase in current liabilities included foreign currency impacts of approximately $35 million and increases in bank indebtedness (explained in the Cash Flows section of this MD&A); trade and other payables due to organic growth, the timing of supplier payments, and payroll accruals; deferred revenue due to milestone invoice timing and project mix; and provisions (explained in the Statement of Financial Position section of this MD&A). These increases were partly offset by a decrease in current lease liabilities (explained in the Statements of Financial Position section of this MD&A).

Cash Flows

(In millions of Canadian dollars)	**2022**	**2021**	**Change**
Cash flows from operating activities	**304.3**	397.0	(92.7)
Cash flows used in investing activities	**(73.8)**	(764.8)	691.0
Cash flows (used in) from financing activities	**(296.7)**	276.5	(573.2)

Cash flows from operating activities

Cash flows from operating activities were $304.3 million, which decreased $92.7 million compared to 2021, reflecting increased investment in net working capital to support organic revenue growth. Employee incentive payments related to prior years' performance and interest payments on borrowings were also higher in 2022 compared to 2021.

Cash flows used in investing activities

Cash flows used in investing activities were $73.8 million, a $691.0 million decrease compared to 2021. This was due primarily to aggregate net cash consideration used for acquisitions of $50.4 million in the current year compared to $702.5 million in 2021 and increases in net proceeds from investments held for self insured liabilities of $52.2 million. These were partly offset by a $24.3 million increase in purchases of property and equipment and software, primarily for certain leasehold improvements and engineering equipment.

Cash flows (used in) from financing activities

Cash flows used in financing activities were $296.7 million, a $573.2 million increase in cash outflows compared to 2021. The increase was driven by net repayments on our revolving credit facility of $22.6 million in 2022 compared to draws of $544.7 million in 2021 that were primarily related to the acquisition of Cardno, higher net lease payments related to the growth of our operations, and reduced proceeds from stock options exercised. These were partly offset by net proceeds from bank indebtedness of $65.4 million.

Capital Management

Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	**Dec 31, 2022**	**Dec 31, 2021**
Current and non-current portion of long term debt	**1,235.8**	1,245.1
Less: cash and deposits	**(148.3)**	(193.9)
Bank indebtedness	**65.4**	7.2
Net debt	**1,152.9**	1,058.4
Shareholders' equity	**2,286.0**	2,001.7
Total capital managed	**3,438.9**	3,060.1
Adjusted EBITDA from continuing operations (note)	**723.9**	573.8
Net debt to adjusted EBITDA ratio (note)	**1.6**	1.8

note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At December 31, 2022, our net debt to adjusted EBITDA ratio was 1.6x, falling within our stated internal guideline, an improvement from 1.8x at December 31, 2021 as a result of cash flows from operations reducing debt and adjusted EBITDA increasing year over year.

We have syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million senior term loan in two tranches, and access to additional funds of $600 million through an accordion feature. On December 8, 2022, we amended these facilities to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from October 29, 2026 to December 8, 2027, the $150.0 million tranche B of the term loan from October 29, 2024 to December 8, 2025, and the $160.0 million tranche C of the term loan from October 29, 2026 to December 8, 2027. The revolving credit facility and term loans are unsecured.

We also have $300.0 million senior unsecured notes that mature on October 8, 2027 and rank pari passu with all our other debt and future indebtedness and, effective December 23, 2022, a £20.0 uncommitted unsecured multicurrency credit facility that is repayable on demand.

For the syndicated credit facilities and senior unsecured notes, we are required to comply with various covenants. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2022, $231.8 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our syndicated credit facilities and senior unsecured notes as at and throughout the year ended December 31, 2022.

Shareholders' Equity

Shareholders' equity increased $284.3 million. The increase in shareholders' equity was mainly due to net income of $247.0 million earned in 2022, $18.0 million in share options exercised for cash, and comprehensive income of $165.3 million, including remeasurement gains on our net employee defined benefit obligations of $35.5 million and foreign exchange differences on translation of our foreign subsidiaries of $126.8 million. These increases were partly offset by $65.3 million in shares repurchased under our NCIB and $79.9 million in dividends declared.

Our NCIB on the TSX was renewed on November 14, 2022, enabling us to repurchase up to 5,538,309 of our common shares during the period of November 16, 2022 to November 15, 2023. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 1,085,676 common shares for an aggregate price of $65.3 million during 2022, compared to the repurchase of 939,482 common shares for an aggregate price of $50.7 million during 2021.

Other

Outstanding Share Data

At December 31, 2022, there were 110,809,020 common shares and 281,061 share options outstanding. From January 1, 2023, to February 22, 2023, 58,994 share options were exercised, 2,000 share options were forfeited, and no share options were granted. At February 22, 2023, there were 110,868,014 common shares and 220,067 share options outstanding.

Contractual Obligations

As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2022, on an undiscounted basis.

	Payment Due by Period				
(In millions of Canadian dollars)	**Total**	**Less than 1 Year**	**1–3 Years**	**4–5 Years**	**After 5 Years**
Debt	1,241.3	54.0	192.1	995.2	—
Interest on debt	261.0	58.0	113.3	89.7	—
Bank indebtedness	65.4	65.4	—	—	—
Lease liabilities	708.0	118.7	240.1	159.3	189.9
Restoration	18.3	3.0	6.8	2.4	6.1
Variable lease payments and other lease obligations	292.1	48.6	83.5	60.3	99.7
Purchase and service obligations	80.3	40.8	34.6	4.9	—
Other obligations	113.5	46.6	40.9	1.3	24.7
Total contractual obligations	2,779.9	435.1	711.3	1,313.1	320.4

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections of this MD&A and notes 16 and 25 in our 2022 audited consolidated financial statements, incorporated by reference.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans' board of trustees; the most recent were completed as at March 31, 2021. The Company expects to contribute approximately $21 million to the pension plans in 2023.

Off-Balance Sheet Arrangements

We have an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2022, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $2.6 million and $66.9 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before January 2024, except for $12.3 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

Also, in the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2022, bonds issued under our surety facilities included $27.1 million in bonds for Construction Services (discontinued operations sold in 2018) expiring on completion of the associated projects. The estimated completion dates of these projects are before March 2024. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered. We also have $18.8 million in bonds for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We also continue to hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units (RSUs) and deferred share units (DSUs).

We had also entered into foreign currency forward contracts to manage the variability of foreign currency exchange rates of certain currencies. The fair value of these contracts, estimated using market rates as at December 31, 2022, resulted in a net unrealized gain of $0.1 million. The notional amount of contracts held to purchase or sell primarily includes US$110.6 million for CAD$149.9 million and AUD$56.4 million for CAD$51.6 million.

These arrangements are further described in note 24 of our 2022 audited consolidated financial statements, incorporated by reference.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. At this time, there is some degree of uncertainty regarding the impact that the COVID-19 pandemic, conflict in Ukraine, and the transition to higher inflationary environments will have on credit and price risk, but we have not seen a significant increase in our risk exposure to date. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Currency
Our currency exchange rate risk results primarily from the following three factors:

1. A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that
    a. Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
    b. Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.
2. Foreign exchange fluctuations may also arise on the translation of the balance sheet of foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.
3. Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates
Changes in interest rates also present a risk to our performance as we are subject to interest rate cash flow risk to the extent that our credit facilities and term loan are based on floating interest rates. However, this risk has been partially mitigated by our interest rate swap on one of the term loans. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. The effect of a 1.0% increase or decrease in the interest rate on our revolving credit facility and term loan balances at December 31, 2022 (with all other variables held constant) would have decreased or increased net income by $5.4 million, respectively.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2022 (with all other variables held constant) would have increased or decreased net income by $2.0 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a portion of our exposure to this risk for RSUs and DSUs. For our performance share units, the effect of a

10.0% increase or decrease in the price of our shares at December 31, 2022 (with all other variables held constant) would have decreased or increased net income by $1.2 million, respectively.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2022, total sales to our joint ventures were $69.1 million, and at December 31, 2022, receivables from our joint ventures were $12.6 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 33 of our 2022 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $23.6 million in 2022 and $34.8 million in 2021.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2022, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

- Revenue and cost recognition on contracts
- Assessment of impairment of non-financial assets
- Fair values on business combinations
- Leases
- Provision for self-insured liabilities and claims
- Employee benefit plans, and
- Taxes

The COVID-19 pandemic has had adverse financial impacts on the global economy and financial markets. The war in Ukraine and the transition to higher inflationary environments have also contributed to increased global economic and financial volatility; however, there has been no significant impact on our results. We continue to monitor these impacts on our financial operations and financial position. Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Accounting Developments

Recently Adopted
In May 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments clarify that both incremental costs and an allocation of other costs that relate directly to fulfilling the contract should be included in assessing whether a contract is onerous. The amendments were effective January 1, 2022 and did not have a material impact on our consolidated financial statements.

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

- Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
- Non-current Liabilities with Covenants (Amendments to IAS 1)
- Definition of Accounting Estimates (Amendments to IAS 8)
- Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
- Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
- Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2022, audited consolidated financial statements and are incorporated by reference in this MD&A.

Materiality

We determine whether information is material based on whether we believe that a reasonable investor's decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures

This Management's Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders' equity, determined annually. Average net debt and adjusted shareholders' equity are calculated using balances from past years. Adjusted shareholders' equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. There is no directly comparable IFRS measure for adjusted net income before tax-adjusted interest. The most comparable measure for adjusted shareholders' equity is shareholders' equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and deposits, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-23.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS measure, cash flows from operating activities as reported under IFRS, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR). CAGR is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade and other receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	**2022**	2021
Net cash flows from operating activities	**304.3**	397.0
Less: capital expenditures (property and equipment and intangible assets)	**(74.9)**	(50.6)
Less: net lease payments	**(153.7)**	(128.4)
Free cash flow *(note)*	**75.7**	**218.0**

See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	**2022**	2021
Adjusted net income (note 1)	**347.1**	269.9
Add back: net interest expense	**64.0**	37.9
Deduct: income taxes on net interest expense (note 2)	**(15.4)**	(9.0)
Adjusted net income before net interest (net of tax)	**395.7**	298.8
Average shareholders' equity (note 3)	**2,083.8**	1,961.4
Cumulative impact on average shareholders' equity of:		
Adjusted net income (note 1)	**377.5**	273.8
Discontinued operations (note 4)	**111.9**	111.9
Average adjusted shareholders' equity	**2,573.2**	2,347.1
Average net debt (note 3)	**1,185.2**	545.5
Average aggregate net debt and adjusted shareholders' equity	**3,758.4**	2,892.6
Adjusted ROIC (note 5)	**10.5 %**	**10.3 %**

(1) Adjusted net income is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders' equity of all historical differences between net income and adjusted net income, including $100.1 million related to the year ended December 31, 2022 (2021 - $69.2 million).

(2) Calculated using normalized tax rate of 24.0% in 2022 and 23.7% in 2021.

(3) Average shareholder's equity and average net debt represents the moving average of the past four quarters.

(4) Cumulative impact of discontinued operations includes the impact on average shareholders' equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.

(5) Adjusted ROIC is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors

Overview

To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks, because the risks considered and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program

- Maintains a framework to support our efforts to manage risk effectively, transparently, and consistently
- Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
- Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives
- Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight

Stantec's Board of Directors provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the ARC.

The ARC supports the development and evolution of

- Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
- Systems, policies, and practices appropriate to address our principal risks
- A risk appetite appropriate for our organization

In addition, the ARC monitors the Company's cybersecurity program and countermeasures to ensure security of Stantec's information technology systems.

Board members regularly receive a comprehensive risk report and provide their feedback and recommendations. The ARC receives quarterly reports on the changes in principal risks, mitigation strategies, and any emerging risks.

In addition to the ARC, two other board committees have roles in risk management:

- The Sustainability and Safety Committee provides oversight with a focus on relevant operational risk exposures, and environmental, social, and governance (ESG) risks, including the Company's climate risk tolerance.
- The Corporate Governance and Compensation Committee (CGCC) guides the deployment of an effective corporate governance system to manage the board's composition and overall stewardship responsibility and ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec's executive compensation program and ensures that our pay structure encourages profitable decisions, but not undue risk taking.

Management Oversight

The C-Suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. Risk management is also part of our day-to-day operations and is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Human Resources; Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties

Management remains confident in our ability to achieve our long-term corporate objectives; however, consistent with our peers, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, or that may arise based on new developments—may also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risk factors arising is a risk.

Risks

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.
Similar to other global companies, we rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems, to conduct our business.

Stantec's internal business practices as well as our contracts with clients require that we protect our Company's and clients' confidential information from disclosure. In addition, we are subject to privacy and protection of personal information laws in various jurisdictions. Although we devote significant resources to securing Stantec's information technology systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk, as cybersecurity incidents, data misuse, and ransomware and phishing attacks continue to increase and become more sophisticated. Moreover, the risk of cybersecurity attacks has increased dramatically as a result of the war in Ukraine, placing Stantec—like all other organizations—at increased risk.

If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data and confidential information, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data or the unauthorized disclosure of proprietary or personal information may harm our clients, employees, and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients or projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.
There is strong competition for skilled employees in our industry and Stantec derives revenue almost exclusively from services performed by our employees. The failure to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, effectively execute our backlog, or maintain or expand client relationships. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

We may experience difficulties in hiring additional employees or replacing employees with respect to roles that require security clearances or other special qualifications that may be limited or difficult to obtain.

With a hybrid work model emerging from the pandemic, and a large percentage of our staff working from home in some capacity, our organizational culture and overall employee engagement may be affected by diminished in-person interactions, which may impact employee retention. Conversely, increased flexibility may be viewed positively by our employees and in turn, influence our ability to attract and retain employees. A hybrid work model reduces our carbon footprint due to office space consolidation and less commuting by employees.

Geopolitical events may result in additional risks to our business.
Geopolitical events around the world may trigger new risks or amplify existing risks. The emergence of international relations tension may lead to political uncertainty, armed conflicts, terrorism, social unrest, supply chain issues, currency fluctuations, market volatility, workforce disruptions, sanctions against particular individuals or entities, and slowing growth forecasts, among other things. Even if Stantec does not operate in the countries experiencing geopolitical tension, our business may still be impacted due to ripple effects the events may have on world economy, energy markets, global trade, security, and supply chains.

As a result of the ongoing war in Ukraine, many countries around the world, including the US, Canada, and the UK, have implemented sanctions on conducting business with Russian and Belarusian entities and individuals. Non-compliance with such sanctions, or other international responses, may expose Stantec to government enforcement

as well as reputational risk. Stantec does not currently have any offices, employees, or clients in Ukraine, Russia or Belarus. We exercise due diligence to ensure that we do not work with any sanctioned entities or individuals and will continue to do so as circumstances evolve, and to monitor any other sanctions that may be imposed due to geopolitical events.

The impact of the prolonged war may also adversely influence macroeconomic conditions, increase supply chain challenges, and heighten the risk of cyber threats and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance.

Project workplaces can be dangerous. The failure to work safely on project sites could have an adverse impact on Stantec's business, reputation, financial condition, and results of operations.
Project sites can be dangerous due to the presence of hazardous materials and conditions, large moving equipment, and vehicle traffic. With projects and office locations across the globe, our employees may be exposed to such events as civil unrest, criminal activity, acts of terrorism, severe weather events, public health crises and other impacts of political, social, environmental, and economic problems.

Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be subject to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. The failure to maintain a strong safety record may also result in losing client confidence and future projects.

Climate change creates both risks and opportunities for Stantec.

Legal and Regulatory Risks

Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. Current regulations applicable to Stantec include the Streamlined Energy and Carbon Reporting in the UK and notable forthcoming regulations include the climate-related disclosure requirements from the US Securities and Exchange Commission and the Canadian Securities Administrators. Potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties. Required actions to comply with new laws and regulations could result in increased costs for Stantec and introduce the possibility of non-compliance. Additional costs or delays due to environmental laws could also possibly prevent or delay a project from going forward.

Because these same legal and regulatory risks also impact our clients, there are opportunities for Stantec to provide ESG advisory services as clients look for subject matter expertise to navigate and comply with new requirements.

Market and Reputational Risks

Companies' climate change and sustainability actions are increasingly being considered by investors and other stakeholders.

Stantec has made ESG and climate commitments, including aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with emissions and equity-related key performance indicators, setting a 1.5ºC, validated, near-term science-based emissions reduction target, and committing to achieving operational carbon neutrality and then net zero. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by an unexpected increase in travel or the activities of an acquired company and we do not meet our verified science-based emissions reduction targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec's reputation and market positioning may be influenced or harmed by investors' perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made (the practice of misrepresenting the impact of corporate sustainability actions which results in misleading investors and consumers).

Physical Risks

The probability and unpredictability of extreme weather events may continue to increase due to climate change. While Stantec provides people-based professional services and operates in primarily leased office space, the physical consequences of climate change (such as increasing temperatures, rising sea levels, extreme heat, fires, floods, earthquakes, hurricanes, tornadoes, droughts, and similar events) may cause damage to the buildings we occupy, delay or damage to our projects, and cause staff-related impacts such as illness, health issues, or the inability to travel to work or work from home. For example, many of our Environmental Services projects have a field component (such as monitoring wildlife, restoring stream beds, or taking samples to support permit development), and extreme weather events may limit the amount of time our employees can be in the field, resulting in project delays or loss of revenue. Our business interruption risk is exacerbated by the increasing number and severity of extreme weather events. Each of these factors may create financial risks for Stantec's business or otherwise have a material adverse effect on its financial position.

Stantec has a robust business continuity plan, office locations across the globe, and staff are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, extreme weather events can produce revenue generating opportunities since Stantec services are often called on to support recovery efforts (such as flood and stormwater management, building and infrastructure repairs, and emergency energy restoration) and to support new investments to build resiliency for the future.

Force majeure events, including the COVID-19 pandemic, may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Stantec's offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism.

Though COVID-19 measures have eased in most countries in 2022, the future impact of a widespread health crisis, such as COVID-19 or another pandemic, remain uncertain and difficult to predict, and may include impacts on the global economy, including government and regulatory responses, which could vary by country and region. New variants of COVID-19, lockdowns, the availability of effective treatment, and future pandemics and health crises could also increase other risk factors listed here and create new risks, many of which are outside of our control and knowledge, which could adversely affect the health and safety of our employees, as well as our business, financial health, and results of operations.

Stantec's strong business continuity program and our diversity of geographies, business lines, and clients helps us manage risk; however, a major event could impact our ability to operate and may put our employees and clients at risk.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management attention, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec's professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. In recent years, this risk is higher due to the increased complexity of the projects we are involved in as well as increased claims in the industry and a hardening insurance market.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
A key part of Stantec's growth strategy is through acquisitions that support our strategy of pursuing firms that bolster Stantec's presence in key business lines and geographies and drive organic growth. When sourcing acquisition targets, there is strong competition among acquirers in our industry, which can put upward pressure on transaction multiples. Suitable acquisition candidates may be more difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to effectively and timely integrate acquired companies may prevent us from achieving the key

objectives of our acquisition program, including broadening our professional service offerings, market penetration, profitability, and geographic presence.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:

- Significant cash expenditures, stock issuances or the incurrence or assumption of debt may be required in connection with an acquisition
- Our ability to identify and quantify all significant risks during the due diligence process
- The assumption of certain liabilities associated with an acquired business, which may be known or unknown
- Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes or at all
- The potential for decreased operating income or operating margins as a result of an acquisition, or our inability to recover investments made in connection with an acquisition
- Stantec's exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business' personnel, information technology and financial management systems
- Costs incurred during the integration process, which may be significant
- Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
- Disruption to cash flow resulting from the financial migration process of integrating the acquired business

Any of these risks could adversely affect Stantec's business and result in costs, delays, disruptions or other financial or operational issues.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations that are not applicable to non-government contractors. Some of these contract terms and related government policies may, among other things, permit the government to terminate a contract for convenience or prohibit us from equitably balancing liability. In addition, applicable laws and regulations often impose additional requirements and some may control or restrict how we conduct our business. Complying with these also could require additional internal controls and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors' compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we may receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially harm Stantec's reputation or market standing.

Stantec also performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec's reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence. In addition, Stantec's employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or inability to maintain security clearances could result in Stantec losing the ability to perform classified contracts.

Reduced demand for Stantec's services may impact our revenue generation, backlog, and organic growth projections.
Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are exposed to geopolitical risks and macroeconomic fluctuations. Inflation, increasing interest rates, currency fluctuations, financial and commodity market volatility, and credit market disruptions may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time or at all for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows.

In an environment of reduced growth forecasts and fears of a recession, our clients may seek to reduce, change, or cancel the services they purchase or demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to consider unfavorable contract terms that cause revenue and margin reductions and greater liability. In addition, our project margin, which is calculated as net revenue minus direct payroll costs, may be reduced by wage inflation and challenges in recovering increased labor through our contract rates.

Further, our “backlog”, which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date may be affected by unfavorable economic conditions. Project delays, suspensions, cancellations, or scope adjustments in relation to work reflected in Stantec’s backlog, may occur from time to time due to considerations beyond Stantec’s control. Stantec’s contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. If one or more significant contracts were terminated, Stantec’s reported backlog could be adversely affected.

In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spend, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overheads, participation in joint arrangements, and the rate at which Stantec utilizes its workforce— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectable accounts or long collection cycles

At any time, Stantec carries a material amount of accounts receivable on its balance sheet, which is attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing any delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all.

Inefficiencies in invoicing clients or any delays experienced due to the integration of acquired businesses could increase the amount of time required to convert our unbilled receivables, trade and other receivables, and contract assets to cash. Delays in billing and collection of accounts receivable may impact our operating cash flows and require Stantec to increase its borrowings to meet working capital requirements.

Cost overruns on fixed-price contracts

Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of experienced personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the schedule or scope of a project or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising out of the Company’s failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

We may be adversely impacted as a result of participation in joint arrangements

As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over

financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec's reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance.

New or changing policies, regulations, standards, and laws, or new exposures to existing laws, could adversely affect our business operations and results.
Stantec's business model includes a range of business operating units and jurisdictions, each jurisdiction with its own rules and regulations. As we continue to grow geographically, complying with additional laws, regulations and standards could materially increase our costs; non-compliance could have a significant impact on our reputation and results. Similarly, as our business grows and diversifies, we may be required to comply with new policies, laws or regulations, non-compliance with which may increase our costs or impact our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

Compliance with information security standards, such as those imposed by the US Department of Commerce's National Institute of Standards and Technology 800-171, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Inability to meet those requirements would limit our ability to pursue business opportunities.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. A failure in our IT infrastructure could lead to system interruption, loss of critical data, and may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure, ensure that we have an IT leadership team that is well versed in managing IT risks, and train key staff; otherwise, service delivery and revenues could be interrupted.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Several capital market risks could affect our business including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital.

Although we report our financial results in Canadian dollars, the greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of jurisdictions where we conduct business may impact our financial results.

Some of our credit facilities carry a floating rate of interest; and as a result, our interest costs have been impacted by recent increases to interest rates. Our interest rate swap agreement related to a tranche of the term loan reduced our exposure to floating rates. We are also subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and equity funds, respectively. We are also exposed to changes in our share price arising from our cash-settled share-based payments, as our obligation under these arrangements is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations. Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients' ability to pay for our services.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial conditions and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) or any other exchange on which our common shares may be listed.

Stantec operates in a highly competitive industry.
Our professional services cover all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, as well as diversified (contracting/consulting) firms through to local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our inability to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitor’s financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage and their ability to respond to clients’ needs and requirements. Further, there is a risk that the rapid speed of innovation and technological and other developments within our industry may outpace our ability to compete and/or manage the risk appropriately without making significant changes to our business model. Our failure to innovate and leverage technology and other advancements may impact our ability to retain existing clients or attract new clients.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the required limits.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US’s Foreign Corrupt Practices Act, the UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect

our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are ultimately found not to have engaged in misconduct.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office rationalizations could result in restructuring and/or asset impairment charges.

Failure to adequately tax plan could significantly impair Stantec's overall capital efficiency.
Continuous reform to various global and country-specific tax laws are a risk for our organization. Recent changes include the Two-Pillar solution introduced by the Organisation for Economic Co-operation and Development to address tax challenges arising from the digitalization of the economy, a corporate minimum tax rate introduced in the US Inflation Reduction Act, and stricter capitalization rules that could limit interest deductions. Such changes could have a material impact on our effective tax rate and the results of our operations.

Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates with material impacts on our net income or cash flows.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks

Global Operations

We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model

Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, inclusion and diversity, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, and a robust innovation program.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems
Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec's operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2013 (Information Security Management)

Stantec has achieved global ISO certification across the vast majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health and Safety Management and Information Security Management standards, moving away from the previous country-specific certifications.

Throughout our organization, we use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our Business Operating Units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory cybersecurity training); and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage' workers' compensation and employer's liability; directors' and officers' liability; professional, pollution, and cyber liability; fiduciary, and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for:

- Identifying and valuing acquisition candidates
- Undertaking and coordinating due diligence
- Negotiating and closing transactions
- Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development Mergers and Acquisitions team which has developed, through continuous learning and

experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. During the COVID-19 pandemic, our acquisition integration program encountered challenges due to the limited ability to travel and meet in person; however, we were able to refine and improve our integration processes by implementing a hybrid model of on-site and remote work, which reduces administrative costs and is adaptable to changing travel restrictions or other rules.

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $300 million in senior unsecured notes, our £20 million uncommitted unsecured multicurrency credit facility, and the issuance of common shares.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2022.

As permitted by published guidance of the SEC in the United States, management's evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the businesses acquired of Barton Willmore LLP and Barton Willmore Holdings Limited (collectively Barton Willmore) and L2, Inc., Partridge Architects, Inc., and L2Partridge, LLC (collectively L2P). These financial results are included in the Company's 2022 audited consolidated financial statements because these entities were acquired by the Company through business combinations during 2022. The aggregate assets of these entities represent 0.5% of the Company's total assets as at December 31, 2022, and the aggregate liabilities represent 0.3% of the Company's total liabilities as at December 31, 2022. The aggregate gross revenue earned from the date of acquisition to December 31, 2022, represents 0.8% of the Company's gross revenue for the year ended December 31, 2022.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management's Annual Report on Internal Control over Financial Reporting and the Independent Auditors' Report on Internal Controls accompanies our 2022 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2022, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Event

Dividends

On February 22, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on April 17, 2023, to shareholders of record on March 31, 2023.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management's Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2023 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:

- Our expectation to achieve our four key financial targets by the end of 2023 as set out in the Strategic Plan section of this MD&A;
- Our pledge to achieve carbon neutrality and net zero commitments;
- Our expectation to achieve a 30% reduction in Stantec's real estate footprint relative to 2019 by the end of 2023;
- Our belief that we are well positioned to address opportunities arising from the US federal funding, commitments by Canada made on climate change and the need for environmental services and energy transition, growth in the water asset programs in UK, Australia, and New Zealand, and infrastructure supported by the European CHIPS Act and Australian Infrastructure Investment Program;
- Our expectation that we will capitalize on strong economic tailwinds to further drive our organic growth and our balance sheet strength and pipeline of potential opportunities will position us well for ongoing M&A growth;
- Our continued focus on operational excellence will deliver margins and earnings growth in 2023 and beyond;
- Our expectations in our Outlook section to address our Strategic Plan:
    - Our outlook for 2023 and beyond is very positive and our long-term net revenue CAGR target remains at greater than 10%, although the effects of the pandemic during the first two years of our plan may affect our ability to achieve this target by the end of 2023;
    - Our expectation to achieve our adjusted EBITDA margin target of 16% to 17% in 2023 and our adjusted diluted earnings per share CAGR of greater than 11%. We further expect to outperform our adjusted return on invested capital of greater than 10%, raising that target to greater than 10.5% for 2023;
    - Our belief that we are well positioned to capitalize on the opportunities being created by public sector stimulus and growing demand for sustainable solutions in infrastructure renewal and resiliency in responding to climate change drivers, as well as drivers for re-shoring production and supply chain resilience and security;
- Our expectations in our Outlook section to address our targets and expectations for 2023:
    - Net revenue growth will increase 7% to 11%, with net revenue organic growth in the mid- to high-single digits;
    - Organic growth in the US is expected to be in the high single digits to low double digits, with growth expected to be slower in the first half of the year and to accelerate in the second half of the year;
    - Organic growth in Canada is expected to maintain high levels of activity, moderating to organic growth in the low single digits;
    - Organic growth in Global is expected to achieve mid- to high-single digit growth driven by continued high levels of activity in our UK Water business under the ongoing Asset Management Program, and demand and stimulus in environmental services and infrastructure sectors;

- Project margin as a percent of net revenues, expected to be relatively consistent in 2023 compared to 2022;
  - Adjusted EBITDA margin expected to be in the range of 16% to 17%, with some forecasted fluctuations throughout 2023 and reflecting continued discipline in the management of administration and marketing costs and continued investments in the commercialization of new innovations and technologies;
  - Benefits from the 2023 Real Estate Strategy will expect to generate approximately $0.35 to $0.40 adjusted diluted EPS by the end of 2023 relative to our 2019 costs;
  - Drive adjusted net income to a margin of 7.5% or greater of net revenue;
  - Adjusted diluted EPS growth expected to be in the range of 9% to 13%;
  - Adjusted ROIC expected to be above 10.5%
  - Other expectations include a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, effective tax rate (without discrete transactions) to be in the range of 23.0% to 24.0%, earnings pattern of 40-45% in Q1 and Q4 and 55-60% in Q2 and Q3, and DSOs at or below 80;
- Our positive outlook for a strong multi-year cycle due to backlog growth;
- Our expectation to contribute approximately $21 million to pension plans in 2023;
- Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
- Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds and increase or decrease in our share price on our cash-settled share-based payments;
- Our expectations in the Critical Accounting Estimates section;
- Our belief that diversifying our geographic presences and service offerings, and focusing on key client sectors will reduce our susceptibility to industry-specific and regional economic cycles;
- Our intention to continue to pursue selective acquisitions;
- Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
- Our ability to limit credit risk; and
- Our expected adoption of accounting standards discussed in the Future Adoptions section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2023 and their effect on our business. The material factors and assumptions used to support our 2023 outlook included on M-9 are set forth below:

- Management assumed an average value for the US dollar of $1.32, GBP $1.62, and AU of $0.95 for 2023.

- The overnight interest rate target is currently 4.5% in both Canada and the US, and 4.0% in the UK. The Company's fixed rate debt on bonds and one term loan is expected to partially offset this.
- Our effective income tax rate, without discrete transactions, is expected to be approximately 23.0% to 24.0% and was considered based on the tax rates in place as of December 31, 2022, as well as our mix of expected earnings for the countries we operate in.
- The Canadian unemployment rate— 5.0% in 2022— was a near record low. In the United States, the unemployment rate— 3.5% in 2022, has returned to pre-COVID February 2020 levels, but expectations of a slight increase in 2023 due to recession concerns.
- In Canada, the number of total housing starts is forecasted to decrease in 2023 by greater than 10% compared to 2022. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2023 is 1.14 million, a 26% increase compared to 2022.
- The American Institute of Architects ABI (architectural billing index) has decreased to 47.5 as of December 2022 from 51.0 at the end of 2021, reflecting a softening in business conditions resulting from an increase in project delays in Q4 2022. Architectural billings are expected to remain consistent in 2023.
- Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. However, the World Bank expects oil, metals, and minerals prices for 2023 to slightly decrease from 2022 levels.
- Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 22, 2023, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2023, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Consolidated Financial Statements

For the Years Ended December 31, 2022, and 2021

Management Report

The annual report, including the consolidated financial statements and Management's Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors' judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders' auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston
President & CEO
February 22, 2023

Theresa Jang
Executive Vice President & CFO
February 22, 2023

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Management has assessed the effectiveness of the Company's internal control over financial reporting, as at December 31, 2022, and has concluded that such internal control over financial reporting is effective. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2022, has also issued a report on the effectiveness of the Company's internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management's evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the businesses acquired of Barton Willmore LLP and Barton Willmore Holdings Limited and L2, Inc., Partridge Architects, Inc., and L2Partridge, LLC, which are included in the Company's 2022 consolidated financial statements because they were acquired by the Company through business combinations during 2022. The aggregate assets of these entities represent 0.5% of the Company's total assets as at December 31, 2022, and the aggregate gross revenue earned from the date of acquisition to December 31, 2022, represents 0.8% of the Company's gross revenue for the year ended December 31, 2022.

Gord Johnston
President & CEO
February 22, 2023

Theresa Jang
Executive Vice President & CFO
February 22, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Stantec Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Stantec Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded the businesses acquired of Barton Willmore LLP and Barton Willmore Holdings Limited and L2, Inc., Partridge Architects, Inc. and L2 Partridge, LLC from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company through business combinations during 2022. We have also excluded the business of Barton Willmore LLP and Barton Willmore Holdings Limited and L2, Inc., Partridge Architects, Inc. and L2 Partridge, LLC from our audit of internal control over financial reporting. The aggregate assets of these entities represent 0.5% of the Company's total assets as of December 31, 2022, and the aggregate gross revenue earned from the date of acquisition to December 31, 2022, represents 0.8% of the Company's gross revenue for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts
As described in Notes 4 and 5 to the consolidated financial statements, the Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts over time using the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract, which requires estimates to be made for contract costs and revenues. For the year ended December 31, 2022, revenue from fixed-fee and variable-fee-with-ceiling contracts makes up a significant portion of gross revenue of $5,677 million. Contract costs include direct labour, direct costs for subconsultants and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Estimated contract costs are based on various assumptions including estimated labour costs that can result in a change to contract estimates from one financial reporting period to another.

The principal considerations for our determination that performing procedures relating to revenue recognition – determination of estimated contract cost for fixed-fee and variable-fee-with-ceiling contracts is a critical audit matter are (i) the significant judgments by management in determining the estimated contract costs related to fixed-price and variable-fee-with-ceiling contracts; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence related to the estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts and the various assumptions used by management including estimated labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts. These procedures also included, among others, (i) evaluating and testing management's process for determining the estimated contract costs for a sample of contracts, which included evaluating the contract terms and other documents that support those estimates; (ii) testing a sample of incurred contract costs; (iii) evaluating the reasonableness of assumptions related to estimated labour costs by assessing management's ability to reasonably estimate contract costs by performing a comparison of the actual costs with prior period estimates for a sample of contracts; and (iv) evaluating, for certain contracts, management's assessment of progress on jobs and the estimated costs to complete by interviewing project teams personnel and obtaining documentation that supports management's estimate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton, Canada
February 22, 2023

We have served as the Company's auditor since 2021.

Consolidated Statements of Financial Position

As at December 31 *(In millions of Canadian dollars)*	Notes	2022 $	2021 $
ASSETS			
Current			
Cash and deposits	8	148.3	193.9
Trade and other receivables	9	1,028.0	823.7
Unbilled receivables		553.4	421.7
Contract assets		83.9	70.2
Income taxes recoverable		65.4	85.6
Prepaid expenses		48.6	45.8
Other assets	14	10.2	23.5
Total current assets		1,937.8	1,664.4
Non-current			
Property and equipment	10	250.7	233.7
Lease assets	11	470.4	476.5
Goodwill	12	2,346.4	2,184.3
Intangible assets	13	320.4	373.3
Net employee defined benefit asset	18	57.4	17.0
Deferred tax assets	26	45.2	48.3
Other assets	14	224.6	228.9
Total assets		5,652.9	5,226.4
LIABILITIES AND EQUITY			
Current			
Bank indebtedness	16,24	65.4	7.2
Trade and other payables	15	755.7	634.7
Lease liabilities	24	99.0	123.9
Deferred revenue		327.7	264.8
Income taxes payable	26	25.9	26.6
Long-term debt	16,24	52.2	51.0
Provisions	17	48.1	36.7
Other liabilities	19	36.0	34.5
Total current liabilities		1,410.0	1,179.4
Non-current			
Lease liabilities	24	522.4	545.0
Income taxes payable		7.1	8.9
Long-term debt	16,24	1,183.6	1,194.1
Provisions	17	149.7	122.6
Net employee defined benefit liability	18	32.3	58.7
Deferred tax liabilities	26	28.2	77.5
Other liabilities	19	33.2	38.0
Total liabilities		3,366.5	3,224.2
Shareholders' equity			
Share capital	22	983.8	972.4
Contributed surplus		6.7	10.6
Retained earnings		1,154.9	1,043.4
Accumulated other comprehensive income		140.6	(24.7)
Total shareholders' equity		2,286.0	2,001.7
Non-controlling interests		0.4	0.5
Total liabilities and equity		5,652.9	5,226.4

See accompanying notes

On behalf of Stantec Inc.'s Board of Directors



Douglas Ammerman, Director



Gord Johnston, Director

Consolidated Statements of Income

Years ended December 31 *(In millions of Canadian dollars, except per share amounts)*	Notes	**2022** **$**	2021 $
Gross revenue	28	**5,677.2**	4,576.8
Less subconsultant and other direct expenses		**1,220.0**	940.7
Net revenue		**4,457.2**	3,636.1
Direct payroll costs	29	**2,039.9**	1,672.8
Project margin		**2,417.3**	1,963.3
Administrative and marketing expenses	22,24,29,35	**1,742.5**	1,423.6
Depreciation of property and equipment	10	**56.8**	53.9
Depreciation of lease assets	11	**122.1**	107.9
Amortization of intangible assets	13	**104.6**	60.0
Net (reversal) impairment of lease assets and property and equipment	10,11	**(5.5)**	24.8
Net interest expense	27	**64.0**	37.9
Other net finance expense		**9.2**	5.4
Foreign exchange loss		**3.4**	4.0
Other income	30	**(4.9)**	(17.2)
Income before income taxes		**325.1**	263.0
Income taxes			
Current	26	**121.3**	66.7
Deferred	26	**(43.2)**	(4.4)
Total income taxes		**78.1**	62.3
Net income for the year		**247.0**	200.7
Earnings per share			
Basic	31	**2.23**	1.80
Diluted	31	**2.22**	1.80

See accompanying notes

Consolidated Statements of Comprehensive Income

Years ended December 31 *(In millions of Canadian dollars)*	Notes	**2022** **$**	2021 $
Net income for the year		**247.0**	200.7
Other comprehensive income (loss)			
Items that may be reclassified to net income in subsequent periods:			
Exchange differences on translation of foreign operations		**126.8**	(40.1)
Net unrealized loss on FVOCI financial assets	14	**(0.6)**	(2.9)
Unrealized gain on interest rate and total return swaps	24	**3.6**	3.6
		129.8	(39.4)
Items not to be reclassified to net income:			
Remeasurement gain (loss) on net employee defined benefit obligations	18	**35.5**	(10.1)
Other comprehensive income (loss) for the year, net of tax		**165.3**	(49.5)
Total comprehensive income for the year, net of tax		**412.3**	151.2

See accompanying notes

Consolidated Statements of Shareholders' Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 22) #	Share Capital (note 22) $	Contributed Surplus (note 22) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $
Balance, December 31, 2020	111,005,347	932.2	12.9	958.6	24.8	1,928.5
Net income				200.7		200.7
Other comprehensive loss					(49.5)	(49.5)
Total comprehensive income (loss)				200.7	(49.5)	151.2
Share options exercised for cash	1,267,614	41.2				41.2
Share-based compensation			4.9			4.9
Shares repurchased under Normal Course Issuer Bid	(939,482)	(8.1)	(0.1)	(42.5)		(50.7)
Fair value reclass of share options exercised		7.1	(7.1)			—
Dividends declared				(73.4)		(73.4)
Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				247.0		247.0
Other comprehensive gain					165.3	165.3
Total comprehensive income				247.0	165.3	412.3
Share options exercised for cash	561,217	18.0				18.0
Share-based compensation			(0.8)			(0.8)
Shares repurchased under Normal Course Issuer Bid	(1,085,676)	(9.6)	(0.1)	(55.6)		(65.3)
Fair value reclass of share options exercised		3.0	(3.0)			—
Dividends declared				(79.9)		(79.9)
Balance, December 31, 2022	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0

See accompanying notes

Consolidated Statements of Cash Flows

Years ended December 31 *(In millions of Canadian dollars)*	Notes	2022 $	2021 $
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES			
Net income		**247.0**	200.7
Add (deduct) items not affecting cash:			
Depreciation of property and equipment	10	**56.8**	53.9
Depreciation of lease assets	11	**122.1**	107.9
Net (reversal) impairment of lease assets and property and equipment	10,11	**(5.5)**	24.8
Amortization of intangible assets	13	**104.6**	60.0
Deferred income taxes	26	**(43.2)**	(4.4)
Net loss (gain) on equity securities	30	**2.4**	(13.9)
Share-based compensation	22	**26.0**	46.7
Provisions	17	**47.3**	46.5
Other non-cash items		**0.8**	1.2
		558.3	523.4
Trade and other receivables		**(211.7)**	(8.4)
Unbilled receivables		**(134.9)**	(46.4)
Contract assets		**(13.7)**	(3.5)
Prepaid expenses		**(2.8)**	1.9
Income taxes recoverable, net		**21.1**	(39.1)
Trade and other payables and other accruals		**22.8**	(65.8)
Deferred revenue		**65.2**	34.9
		(254.0)	(126.4)
Net cash flows from operating activities		**304.3**	397.0
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES			
Business acquisitions, net of cash acquired	7	**(50.4)**	(702.5)
Purchase of investments held for self-insured liabilities	14	**(206.2)**	(61.6)
Proceeds from sale of investments held for self-insured liabilities	14	**244.6**	47.8
Purchase of intangible assets	13	**(6.4)**	(4.8)
Purchase of property and equipment	10	**(68.5)**	(45.8)
Other		**13.1**	2.1
Net cash flows used in investing activities		**(73.8)**	(764.8)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES			
Net (repayment of) proceeds from revolving credit facility	32	**(22.6)**	544.7
Repayment of notes payable and software financing obligations	32	**(60.3)**	(58.0)
Net proceeds from bank indebtedness		**65.4**	—
Net lease payments	32	**(153.7)**	(128.4)
Repurchase of shares for cancellation	22	**(65.3)**	(50.7)
Proceeds from exercise of share options		**18.0**	41.2
Payment of dividends to shareholders	22	**(78.2)**	(72.3)
Net cash flows (used in) from financing activities		**(296.7)**	276.5
Foreign exchange gain (loss) on cash held in foreign currency		**27.8**	(6.8)
Net decrease in cash and cash equivalents		**(38.4)**	(98.1)
Cash and cash equivalents, beginning of the year		**186.7**	284.8
Cash and cash equivalents, end of the year	8	**148.3**	186.7

See accompanying notes

Index to the Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2022, were authorized for issuance in accordance with a resolution of the Company's board of directors on February 22, 2023. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company's registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2022.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values, including United States dollars, are rounded to the nearest million ($000,000), except when otherwise indicated.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2022.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2022 and December 31, 2021. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments. Unrestricted investments are comprised of short-term bank deposits with a maturity of three months or less at inception.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes those parts as individual assets with specific useful lives. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated over the assets' estimated useful lives on a straight-line basis as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement's economic life
Other	5 to 50 years	straight-line

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, finite life intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite life intangible assets are carried at cost less any impairment loss.

The Company's intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement when the Company determines that it has not obtained control of the software.

Intangible assets acquired from business combinations

The Company's policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite life trademarks are amortized over estimated lives of generally 1 to 3 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset.

d) Leases

The Company assesses at contract inception whether a contract is a lease or contains a lease; that is, if the contract conveys the right to control the use of an identified asset for a time period in exchange for consideration.

At the commencement of a lease, the Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or an option to terminate if it is reasonably certain to exercise an extension option or to not exercise a termination option. Management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term. The Company reassesses this when a significant event or significant change in circumstances within the Company's control has occurred.

The Company recognizes lease assets and lease liabilities for all leases, except for leases of low-value assets and short-term leases with a term of 12 months or less. The lease payments associated with those exempted leases are recognized in administrative and marketing expenses on a straight-line basis over the lease term.

The lease asset is recognized at the commencement date of the lease and initially measured at cost, which is comprised of the amount of the initial lease liability recognized less any incentives received from the lessor. Lease asset cost also includes any initial direct costs incurred, lease payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically adjusted for impairment losses or reversals, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is recognized at the commencement date of the lease and initially measured at the present value of lease payments to be made over the lease term. Lease payments generally include fixed payments less any lease incentives receivable. Also, the Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, a change in the assessment of an option to purchase the leased asset, changes in the future lease payments as a result of a change in an index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint operation or joint venture based on the rights and obligations arising from the contractual terms between the parties to the arrangement. A joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation and a joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture.

The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company's consolidated financial statements.

The Company accounts for a joint venture using the equity method. The Company's share of the after-tax net income or loss of associates or joint ventures is recorded in the consolidated statements of income. Adjustments are made in the Company's consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company's date (due to the timing of finalizing and receiving information), adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company's financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company's.

f) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to a provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Management regularly reviews the timing of the outflows of these provisions.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on assumptions made by management and actuarial estimates. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

Provisions for claims

Provision for claims include an estimate for costs associated with legal claims not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company's commercial and captive insurance policies. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (note 7).

Contingent liabilities recognized in a business combination
A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured as discussed under "General."

g) Foreign currency translation

The Company's consolidated financial statements are presented in Canadian dollars, which is also the parent Company's functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar (US), British pound sterling (£ or GBP), and Australian dollar (AU).

Transactions and balances
Transactions in foreign currencies (those different from an entity's functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

- On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are recognized in income in the period incurred, however, unrealized foreign exchange gains and losses on non-monetary investments are recognized in other comprehensive income.
- Revenue and expense items are translated at the exchange rate on the transaction date.

Foreign operations
The Company's foreign operations are translated into its reporting currency (Canadian dollar) as follows:

- Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date.
- Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month.

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

h) Financial instruments

Initial recognition and subsequent measurement
Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL) for which transaction costs are expensed. Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at FVPL, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company's business approach for managing the financial assets and whether the instruments' contractual cash flows represent "solely payments of principal and interest" on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company's objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. The Company reclassifies financial assets only when its business approach for managing those assets changes.

- Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, receivables, and certain other financial assets.
- FVOCI: Assets held to both collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Changes in the carrying amount are reported in other comprehensive income (except impairments) until disposed of. Realized gains and losses are recognized in finance income and interest income from these financial assets is included in interest

income using the EIR method. Impairment and foreign exchange gains and losses are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost.

- FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income. Equity securities held for self-insured liabilities and indemnifications are included in this category.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. Gains and losses are recognized in profit or loss when the liability is derecognized or modified, as well as through the EIR amortization process. For long-term debt, EIR amortization and realized gains and losses are recognized in net finance expense.

Fair value

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company's derivatives are based on third-party indicators and forecasts. Fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of the revolving credit facility and term loan and the multicurrency credit facility (collectively the credit facilities) approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value are categorized into one of the following:

- Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly.
- Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity's own assumptions and are not based on observable market data.

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company also utilizes interest rate swaps to manage its exposure to fluctuations in interest rates and total return swaps to manage its exposure to fluctuations in the fair value of its common shares related to its cash-settled share-based payment arrangements. The Company's policy prohibits the use of these derivatives for trading or speculative purposes.

Derivatives are recorded at fair value in the consolidated statements of financial position as either other assets or other liabilities. Changes in the fair value of derivatives not designated as hedging instruments are recognized in the consolidated statements of income. Unrealized gains and losses for derivatives designated as hedging instruments in a cash flow hedge, to the extent they are effective, are recorded in other comprehensive income and subsequently reclassified to the consolidated statements of income when the hedged item affects earnings.

i) Impairment

The carrying amounts of the Company's assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a "loss event") and if that loss event has an impact on the estimated future cash flows of the asset. When an indication of impairment exists, or annual impairment testing for an asset is required, the asset's recoverable amount is estimated.

Financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. The lifetime ECL (the simplified approach) is applied to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks. 12-month ECLs are recorded against all other financial assets, unless credit risk has significantly increased since initial recognition, then the ECL is measured at the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

The loss allowance provision is based on the Company's historical collection and loss experience and incorporates forward-looking factors, where appropriate.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, lease assets, goodwill, intangible assets, and investments in joint ventures and associates, the recoverable amount is the higher of an asset's or cash-generating unit's (CGU's) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm's length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in expense categories that are consistent with the nature of the impaired asset.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity's operations.

The Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets.

Goodwill is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company's share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company's consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities or debt covenants.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

j) Revenue recognition

The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding duty and taxes collected from clients that are reimbursable to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company's gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

Most of the Company's contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company's contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of estimated costs for each contract. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Advance payments and

holdbacks typically do not result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract.

k) Employee benefit plans

Defined benefit plans
The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they occur. Remeasurements are not reclassified to net income in subsequent periods.

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans
The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.

l) Taxes

Current income tax
Current income tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns when applicable tax regulations are subject to interpretation and then establishes an uncertain tax liability, if appropriate.

Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one-year period are classified as non-current and are not discounted.

Deferred tax
Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates, subsidiaries, and

interests in joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside income is also recognized outside income. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset when a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain tax positions
If the Company determines that it is not probable that a taxation authority will accept an uncertain tax treatment, then an uncertain tax liability is recorded using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the circumstances giving rise to the uncertainty.

Uncertain tax liabilities are presented as either income taxes payable or deferred tax liabilities. This depends on whether the uncertain tax liabilities are in respect of taxable profit for a period or income taxes payable in future periods in respect of taxable temporary differences.

Sales tax
Revenues, expenses, and assets excluding trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the board of directors may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company’s long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) or restricted share units (RSUs) that vest and are settled after a three-year period. DSUs, PSUs, and RSUs are settled only in cash (cash-settled transactions).

Equity-settled transactions
The cost of equity-settled transactions is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in contributed surplus, is recognized over the period in which the service conditions are fulfilled (the vesting period). Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital. For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions
The cost of cash-settled transactions is measured initially at fair value at the grant date. For DSUs, this fair value is expensed on issue with the recognition of a corresponding liability through other liabilities. For PSUs and RSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

n) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered when computing diluted earnings per share.

o) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, and the results of operations after the respective dates of acquisition are included in the consolidated statements of income. Acquisition-related costs are expensed when incurred in administrative and marketing expenses.

The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any deferred or contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of deferred or contingent consideration (recorded on the acquisition date), recorded as notes payable, to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees' continued service over an agreed time period. These additional payments are not included in the purchase price but are expensed as compensation when services are provided by the employees.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a company's net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

p) Dividends

Dividends on common shares are recognized in the Company's consolidated financial statements in the period the dividends are declared by the Company's board of directors.

5. Significant Accounting Judgments, Estimates, and Assumptions

Preparation of the Company's consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The COVID-19 pandemic has had adverse financial impacts on the global economy and financial markets. The war in Ukraine and the transition to higher inflationary environments have also contributed to increased global economic and

financial volatility; however, there has been no significant impact on the Company's results and management continues to monitor for any potential impacts on the operations and financial position of the Company.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that may lead to a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues. Contract costs include direct labor, direct costs for subconsultants, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating costs is subjective and requires management's best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, variable consideration, and contract provisions for performance-based incentives or penalties.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company's contracts may include variable consideration such as revenue based on costs incurred and performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management's best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company's revenue, unbilled receivables, contract assets, and deferred revenue.

b) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs to sell is based on a discounted cash flow model and observable market prices for an arm's length transaction of similar assets, less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset's performance of the CGU or group of CGUs being tested.

The Company validates its estimate of the fair value of each asset, CGU or group of CGUs, by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement is categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

Goodwill

To arrive at the estimated recoverable amount of goodwill, the Company uses estimates of economic and market information, including arm's length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGUs or group of CGUs projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering at least a five-year period derived from financial forecasts approved by senior management. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period.

Lease assets and associated property and equipment

To arrive at the estimated recoverable amount of lease assets and associated property and equipment, the Company uses economic and market information, including arm's length transactions for similar assets, estimates of future changes in variable head lease payments, potential sublease terms and conditions, including the timing and amount of associated cash inflows and initial direct costs, and assumptions about the future use of associated property and equipment.

The Company estimates the recoverable amount by using the value in use approach. It estimates fair value using market information and probability weighted pre-tax cash flow projections discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The Company uses cash flow projections covering the remaining head lease term from financial forecasts approved by senior management.

c) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and trademarks) and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, client retention rates, expected operating income, and discount rates.

From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors' final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized.

Assessments are performed on acquisition agreements with deferred or contingent consideration arrangements to determine whether the amounts payable represents business combination consideration or an arrangement that is separate from the business combination. Management applies judgment and the requirements of IFRS 3 to determine whether deferred or contingent arrangements are part of the business combination consideration.

d) Leases

The Company accounts for leases in accordance with IFRS 16 *Leases*, which requires judgments to be made in determining the incremental borrowing rate (IBR).

The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the lease asset in a similar economic

environment. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

e) Provision for self-insured liabilities and claims

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and self-insures certain risks, including professional liability, automobile liability, and employment practices liability. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on management's assumptions, including consideration of actuarial estimates. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. An increase in loss is recognized in the period that the loss is determined and increases the Company's self-insured liabilities and reported expenses.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company's legal claims, such as the range of possible outcomes and the progress of the litigation, provisions for self-insured liabilities and claims involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company's consolidated statements of income and financial position.

f) Employee benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although portions of the pension plans have protection against changes in the discount rate and improving mortality rates by utilizing annuities). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an 'AA' rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession's publications plus any special geographical or occupational features of each plan's membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

In determining whether the purchase of a bulk annuity contract results in a settlement of the Company's defined benefit obligations, management considers the intent of the transaction as well as the degree to which the Company continues to retain the related risks and obligations.

g) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company's income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, the United Kingdom, and Australia. The Company's effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The

Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Recent adoptions

In May 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments clarify that both incremental costs and an allocation of other costs that relate directly to fulfilling the contract should be included in assessing whether a contract is onerous. The amendments became effective January 1, 2022. The amendments did not have a material impact on the Company's consolidated financial statements.

b) Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

- In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aims to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarify the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provides guidance on how covenants may affect an entity's right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current. Both of these amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, applied retrospectively.

- In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

- In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

- In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted, applied retrospectively.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

- In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments address the measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, applied retrospectively.

7. Business Acquisition

Acquisitions in 2021

On March 1, 2021, the Company acquired all the shares and business of Greg Tucker and Associates Pty Ltd. (GTA) for cash consideration and notes payable. GTA is an Australian-based transportation planning and engineering firm with offices in Melbourne, Sydney, Brisbane, Adelaide, and Perth. This addition further strengthens the Company's Infrastructure operations in the Global group of CGUs.

On May 1, 2021, the Company acquired all the shares and business of Clever West Investments Pty Ltd. (Engenium) for cash consideration and notes payable. Engenium is based in Australia and specializes in the delivery of sustainable mining, resources, and industrial infrastructure projects, and has a strong focus on renewable energy and sustainable solutions. This addition further strengthens the Company's commitment to sustainability in its Global group of CGUs and Energy & Resources operations.

On September 30, 2021, the Company acquired certain assets and liabilities of Paleo Solutions, Inc. (Paleo). Paleo is a full-service natural resources and cultural resources management consulting firm. Paleo provides paleontological and archaeological services for the rail, transportation, water, and power sectors. Paleo is headquartered in Los Angeles, California with offices in Redlands, California and Denver, Colorado. This addition further strengthens the Company's commitment to sustainability in the Environmental Services operations in the United States CGU.

On November 1, 2021, the Company acquired all the shares of Driven by Values B.V. (Driven by Values) for cash consideration and notes payable. Driven by Values is an environmental services firm specialized in energy transition. Drive by Values is in the Netherlands with offices in Eindhoven and Sittard. This addition further strengthens the Company's Global Environmental Services operations in the Global group of CGUs.

On December 8, 2021, the Company acquired all of the shares of the North America and Asia Pacific engineering and consulting groups of Cardno Limited (Cardno). Cardno is a multidisciplinary firm specializing in designing, developing, and delivering sustainable projects. The operations include 85 offices primarily in the United States, Australia and New Zealand. This addition further strengthens the Company's Environmental Services and Infrastructure operations in the United States CGU, and the Environmental Services, Infrastructure, and Water operations in the Global group of CGUs.

On December 31, 2021, the Company acquired certain assets and liabilities of Cox|McLain Environmental Consulting, Inc (CMEC). CMEC is a full-service environmental consulting firm that provides comprehensive environmental and cultural resource compliance services. CMEC is headquartered in Austin, Texas with additional offices in Houston and Irving, Texas; Oklahoma City and Tulsa, Oklahoma; Washington DC; and Baton Rouge, Louisiana. This addition further strengthens the Company's Environmental Services operations in the United States CGU.

Acquisitions in 2022

On April 1, 2022, the Company purchased the assets of Barton Willmore LLP and all the shares of Barton Willmore Holdings Limited (collectively Barton Willmore) for cash consideration and notes payable. Barton Willmore is a 300-person firm based in the United Kingdom. The firm provides planning and design services for both public and private clients across all development sectors, with specific expertise in the residential space. This addition further strengthened the Company’s Infrastructure operations in the Global group of CGUs.

On October 28, 2022, the Company acquired all of the shares of L2, Inc., and Partridge Architects, Inc. and all of the membership interests of L2Partridge, LLC (collectively L2P) for cash consideration and notes payable. L2P is a 40-person firm headquartered in Philadelphia, Pennsylvania serving the science and technology, commercial workplace, higher education, residential, and hospitality markets. This acquisition further strengthened the Company's Buildings operations in the United States CGU.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, are as follows:

		For the year ended December 31,	
		2022	2021
	Notes	**$**	$
Cash consideration		**52.5**	734.7
Notes payable	16	**40.6**	41.6
Consideration		**93.1**	776.3
Cash consideration		**52.5**	734.7
Cash acquired		**2.1**	32.2
Net cash paid		**50.4**	702.5
Assets and liabilities acquired			
Cash		**2.1**	32.2
Non-cash working capital			
Trade receivables		**21.1**	98.9
Unbilled receivables		**4.5**	43.5
Trade and other payables		**(9.9)**	(75.5)
Deferred revenue		**(3.1)**	(43.0)
Other non-cash working capital		**(4.9)**	12.0
Property and equipment	10	**(0.5)**	11.6
Lease assets	11	**8.5**	79.9
Intangible assets	13	**15.3**	205.7
Deferred tax assets (liabilities), net	26	**18.7**	(19.9)
Lease liabilities		**(1.6)**	(91.4)
Provisions	17	**(21.3)**	(9.7)
Other		**(0.5)**	(0.8)
Total identifiable net assets at fair value		**28.4**	243.5
Goodwill arising on acquisitions	12	**64.7**	532.8

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. During the year, $10.8 of goodwill and intangible assets were deductible for income tax purposes.

At December 31, 2022, provision for claims outstanding relating to all prior acquisitions were $23.7, based on their expected probable outcome (note 17).

Gross revenue earned from Barton Willmore and L2P since the acquisition date was $42.6.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company's consolidated financial statements were based on management's best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Engenium, Driven by Values, Paleo, Cox McLean, and Cardno Limited. For Barton Willmore and L2P, management is reviewing vendor's closing financial statements, purchase adjustments, and other outstanding information. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

Measurement period adjustments increased goodwill by $2.4 including an increase of $21.9 in deferred tax assets, $20.8 in provisions, and $3.6 in other net assets and a decrease of $2.3 in property and equipment.

8. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31 2022 $	December 31 2021 $
Cash	**139.5**	183.9
Unrestricted investments	**8.8**	10.0
Cash and deposits	**148.3**	193.9
Bank indebtedness	**—**	(7.2)
Cash and cash equivalents	**148.3**	186.7

9. Trade and Other Receivables

	December 31, 2022 $	December 31 2021 $
Trade receivables, net of expected credit losses of $2.0 (2021 – $2.0)	**988.1**	787.9
Holdbacks, current	**26.3**	28.6
Other	**13.6**	7.2
Trade and other receivables	**1,028.0**	823.7

The aging analysis of gross trade receivables is as follows:

	Total $	**1–30 $**	**31–60 $**	**61–90 $**	**91–120 $**	**121+ $**
December 31, 2022	**990.1**	**556.4**	**246.9**	**71.6**	**39.8**	**75.4**
December 31, 2021	789.9	467.8	181.1	56.3	30.6	54.1

Information about the Company's exposure to credit risks for trade and other receivables is included in note 24.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

10. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Other $	Total $
Cost					
December 31, 2020	118.4	85.3	242.6	40.6	486.9
Additions	21.5	5.1	15.1	4.5	46.2
Additions arising on acquisitions	5.6	0.7	3.3	2.0	11.6
Disposals	(15.3)	(6.7)	(15.7)	(3.2)	(40.9)
Impact of foreign exchange	(1.5)	(0.8)	(1.4)	(0.6)	(4.3)
December 31, 2021	128.7	83.6	243.9	43.3	499.5
Additions	26.7	5.8	32.7	8.1	73.3
Measurement period adjustment net of acquisition additions	(0.6)	0.2	(0.1)	—	(0.5)
Disposals	(19.2)	(13.2)	(35.3)	(8.9)	(76.6)
Impact of foreign exchange	2.9	3.8	6.9	3.7	17.3
December 31, 2022	**138.5**	**80.2**	**248.1**	**46.2**	**513.0**
Accumulated depreciation					
December 31, 2020	61.5	43.2	122.7	19.4	246.8
Depreciation	17.5	7.2	26.2	3.0	53.9
Disposals	(14.7)	(5.7)	(15.6)	(2.5)	(38.5)
Impairment (note 11)	—	1.6	4.1	—	5.7
Impact of foreign exchange	(0.8)	(0.3)	(0.8)	(0.2)	(2.1)
December 31, 2021	63.5	46.0	136.6	19.7	265.8
Depreciation	19.3	6.8	26.9	3.8	56.8
Disposals	(17.7)	(11.5)	(33.4)	(6.7)	(69.3)
Impairment net of reversal (note 11)	—	(0.3)	(0.4)	—	(0.7)
Impact of foreign exchange	2.1	1.8	4.5	1.3	9.7
December 31, 2022	**67.2**	**42.8**	**134.2**	**18.1**	**262.3**
Net book value					
December 31, 2021	65.2	37.6	107.3	23.6	233.7
December 31, 2022	**71.3**	**37.4**	**113.9**	**28.1**	**250.7**

Leasehold improvements includes construction work in progress of $6.4 (2021 – $3.4) on which depreciation has not started.

Included in the Other category is automotive equipment, buildings, and land.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

11. Lease Assets

	Building $	Other $	Total $
December 31, 2020	443.4	3.6	447.0
Additions	43.8	12.2	56.0
Acquisitions	74.0	5.9	79.9
Depreciation	(102.9)	(5.0)	(107.9)
Modifications	24.4	0.2	24.6
Impairment net of reversal	(19.1)	—	(19.1)
Foreign exchange	(3.9)	(0.1)	(4.0)
December 31, 2021	459.7	16.8	476.5
Additions	76.4	4.7	81.1
Acquisitions	8.3	0.2	8.5
Depreciation	(115.9)	(6.2)	(122.1)
Modifications	6.7	(0.2)	6.5
Reversal of impairment, net	4.8	—	4.8
Foreign exchange	15.0	0.1	15.1
December 31, 2022	**455.0**	**15.4**	**470.4**

The Company leases buildings for its office spaces across the globe. Lease terms typically range from 1 to 15 years and had a weighted average remaining lease term of 6.6 years at December 31, 2022 (2021 - 7.3 years). To provide operational flexibility, the Company includes extension and termination options in certain leases.

The Company leases vehicles and office equipment with terms typically ranging from 2 to 7 years and had a weighted average remaining lease term of 3.2 years at December 31, 2022 (2021 - 3.4 years).

The Company also leases IT equipment and other equipment with terms typically ranging from 1 to 5 years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

The Company's acquisition integration activities and initiatives to optimize office space led to the approval of formal plans to sublease and exit certain underutilized office spaces. These changes in use resulted in the recognition of impairment losses, where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method, and an onerous contract provision of $19.0 (2021 - $12.5) (note 17). Subsequent payments made for variable costs on impaired office lease assets reduced the estimated future cash outflows and increased the recoverable amount of the leased assets resulting in the reversal of previously recorded impairments.

In Millions of Canadian Dollars Except Number

Impairment losses and reversals for the year are as follows:

At December 31, 2022	**Canada** **$**	**United States** **$**	**Global** **$**	**Total** **$**
Impairment losses				
Lease assets	0.1	0.3	2.2	**2.6**
Impairment reversals	(2.5)	(3.4)	(2.2)	**(8.1)**
Net impairment reversal of lease assets and property and equipment	**(2.4)**	**(3.1)**	**—**	**(5.5)**
Recoverable amount	**—**	**—**	**4.3**	**4.3**

At December 31, 2021	Canada $	United States $	Global $	Total $
Impairment losses				
Lease assets	10.5	12.6	0.6	23.7
Property and equipment	1.9	4.8	0.2	6.9
Impairment reversals	(3.8)	(1.2)	(0.8)	(5.8)
Net impairment of lease assets and property and equipment	8.6	16.2	—	24.8
Recoverable amount	—	6.8	1.1	7.9

Amounts recognized in administrative and marketing expenses	For the year ended December 31, **2022** **$**	 2021 $
Rent expense - variable lease payments	**39.6**	43.5
Rent expense - short-term leases and leases of low-value assets	**2.9**	2.5
Income from subleases	**(2.5)**	(3.1)
Total	**40.0**	42.9

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs. Future undiscounted cash flows for short-term leases, leases of low-value assets, variable lease payments, and sublease payments receivable are disclosed in note 20.

Cash outflows for lease liabilities are disclosed in note 32.

12. Goodwill

	December 31 **2022** **$**	December 31 2021 $
Gross goodwill, beginning of the year	**2,362.3**	1,851.8
Acquisitions	**64.7**	532.8
Impact of foreign exchange	**97.4**	(22.3)
Gross goodwill, end of the year	**2,524.4**	2,362.3
Accumulated impairment losses	**(178.0)**	(178.0)
Net goodwill, end of the year	**2,346.4**	2,184.3

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

In Millions of Canadian Dollars Except Number

The Company considers its CGUs based on the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, the CGUs are defined as Canada, US, Asia/Pacific, Latin America, and UK/Europe/Middle East. As goodwill is not monitored at a level lower than the Company's operating segments, the CGUs excluding Canada and the US are grouped in Global for purposes of allocating goodwill and testing impairment.

Goodwill was allocated to its CGUs or group of CGUs as follows:

	December 31 2022 $	December 31 2021 $
Canada	**359.5**	359.5
United States	**1,408.0**	1,304.9
Global	**578.9**	519.9
Allocated	**2,346.4**	2,184.3

On October 1, 2022, and October 1, 2021, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2022 and 2021 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Assumptions

The calculation of fair value less costs of disposal is most sensitive to the following key assumptions:

- Operating margin rates based on actual experience and management's long-term projections.
- Discount rates reflecting investors' expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted. For its October 1, 2022 impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount weighted-average rate ranging from 8.8% to 10.1% (October 1, 2021 – 7.7% to 8.8%).

Other assumptions:

- Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 3.8% (2021 – 2.5%).
- Non-cash working capital requirements are based on historical actual rates, market analysis, and management's long-term projections.
- Net revenue growth rate based on management's best estimates of cash flow projections over a five-year period.

Sensitivity to changes in assumptions

As at October 1, 2022, the recoverable amounts of CGUs and group of CGUs tested exceeded their carrying amounts and management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount.

In Millions of Canadian Dollars Except Number

13. Intangible Assets

	Client Relationships $	Contract Backlog $	Software $	Other $	Total $
Cost					
December 31, 2020	325.0	2.6	39.3	2.0	368.9
Additions	—	—	48.5	0.7	49.2
Additions arising on acquisitions	152.6	51.5	—	1.6	205.7
Removal of fully amortized assets	(8.7)	(4.1)	(13.0)	(0.2)	(26.0)
Impact of foreign exchange	(5.7)	0.2	(0.1)	—	(5.6)
December 31, 2021	463.2	50.2	74.7	4.1	592.2
Additions	—	—	25.7	—	25.7
Additions arising on acquisitions	13.1	1.7	0.5	—	15.3
Removal of fully amortized assets	(24.3)	(6.1)	(12.3)	(1.7)	(44.4)
Disposals	—	—	—	(1.4)	(1.4)
Impact of foreign exchange	19.9	2.8	0.4	0.2	23.3
December 31, 2022	**471.9**	**48.6**	**89.0**	**1.2**	**610.7**
Accumulated amortization					
December 31, 2020	163.2	—	23.7	—	186.9
Amortization	32.5	6.8	20.4	0.3	60.0
Removal of fully amortized assets	(8.7)	(4.1)	(13.0)	(0.2)	(26.0)
Impact of foreign exchange	(2.0)	0.1	(0.1)	—	(2.0)
December 31, 2021	185.0	2.8	31.0	0.1	218.9
Amortization	45.6	33.3	24.2	1.5	104.6
Removal of fully amortized assets	(24.3)	(6.1)	(12.3)	(1.7)	(44.4)
Impact of foreign exchange	9.3	1.4	0.4	0.1	11.2
December 31, 2022	**215.6**	**31.4**	**43.3**	**—**	**290.3**
Net book value					
December 31, 2021	278.2	47.4	43.7	4.0	373.3
December 31, 2022	**256.3**	**17.2**	**45.7**	**1.2**	**320.4**

During 2022, the Company concluded that there were no indicators of impairment related to intangible assets.
The net book value of software acquired through software financing obligations is $32.7 (2021 - $33.5). In 2022, software additions through software financing obligations were $19.3 (2021 - $44.4) and have been excluded from the consolidated statement of cash flows (note 32).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

14. Other Assets

	Note	December 31 2022 $	December 31 2021 $
Financial assets			
Investments held for self-insured liabilities	23	**156.8**	198.3
Holdbacks on long-term contracts		**33.7**	23.6
Other		**27.0**	15.5
Non-financial assets			
Investments in joint ventures and associates		**7.8**	7.4
Other		**9.5**	7.6
		234.8	252.4
Less current portion - financial		**9.1**	21.4
Less current portion - non-financial		**1.1**	2.1
Long-term portion		**224.6**	228.9

Financial assets - Other primarily includes indemnifications, sublease receivables, deposits, and derivative financial instruments (note 24). Non-financial assets - Other primarily includes transactions costs on long-term debt and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as FVPL with gains (losses) recorded in net income. During 2022, the Company recorded an unrealized loss on equity securities of $18.0 (2021 - unrealized gain of $13.9) (note 30) and an unrealized loss on bonds of $0.6 (2021 - unrealized loss of $2.9).

Their fair value and amortized cost are as follows:

	December 31 2022 $		December 31 2021 $	
	Fair Value	**Amortized Cost/Cost**	Fair Value	Amortized Cost/Cost
Bonds	**104.4**	**105.1**	124.4	124.5
Equity securities	**52.4**	**51.8**	73.9	55.3
Total	**156.8**	**156.9**	198.3	179.8

The bonds bear interest at rates ranging from 0.75% to 8.00% per annum (2021 – 0.80% to 4.55%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31 2022 $	December 31 2021 $
Within one year	**1.3**	17.3
After one year but not more than five years	**45.7**	104.8
More than five years	**57.4**	2.3
Total	**104.4**	124.4

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

15. Trade and Other Payables

	December 31 2022 $	December 31 2021 $
Trade accounts payable	**300.6**	213.1
Employee and payroll liabilities	**368.5**	349.5
Accrued liabilities	**86.6**	72.1
Trade and other payables	**755.7**	634.7

16. Long-Term Debt

	December 31 2022 $	December 31 2021 $
Senior unsecured notes	**298.6**	298.2
Revolving credit facility	**533.0**	543.3
Term loan	**307.2**	307.9
Notes payable	**62.4**	64.7
Software financing obligations	**34.6**	31.0
	1,235.8	1,245.1
Less current portion	**52.2**	51.0
Long-term portion	**1,183.6**	1,194.1

Senior unsecured notes

The Company has $300 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum, which is payable in Canadian funds semi-annually on April 8th and October 8th of each year. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facility and term loan

The Company has syndicated senior credit facilities consisting of a senior revolving credit facility in the maximum amount of $800 and a senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. On December 8, 2022, the Company amended the syndicated senior credit facilities to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from October 29, 2026 to December 8, 2027, the $150 tranche B of the term loan from October 29, 2024 to December 8, 2025, and the $160 tranche C of the term loan from October 29, 2026 to December 8, 2027. The amendments to the terms and conditions were not considered to be substantial. As such, the amendments were accounted for as a debt modification.

The revolving credit facility and the term loan are unsecured and may be repaid from time to time at the option of the Company. At December 31, 2022, $376.0 (2021 - $403.0) of the revolving credit facility was payable in Canadian funds and $157.0 (US$116.0) (2021 - $140.3 (US$111.0)) was payable in US funds. As at December 31, 2022 and 2021, both tranches of the term loan were payable in Canadian funds. The average interest rate for the revolving credit facility and term loan at December 31, 2022, was 6.09% (2021 – 2.15%).

The funds available under the revolving credit facility are reduced by overdrafts (included in bank indebtedness in the consolidated statements of financial position) and outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2022, the Company had issued outstanding letters of credit that expire at various dates before October 2023, are payable in various currencies, and total $2.6 (2021 – $5.8). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2022, $223.6 (2021 – $243.7) was available under the revolving credit facility.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Bank indebtedness
On December 23, 2022, the Company entered into an uncommitted unsecured multicurrency credit facility of up to £20 that is repayable on demand. The average interest rate for the facility at December 31, 2022, was 5.18% and the amount drawn was $24.6 (£15.0).

Bank indebtedness also includes overdrafts drawn under the terms of the Company's syndicated senior credit facilities of $12.7 (2021 - nil) payable in Canadian funds and $28.1 (US$20.7) (2021 - $7.2 (US - $5.7)) payable in US funds.

Notes payable
Notes payable consists primarily of notes payable for acquisitions (note 7) and repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at December 31, 2022, was 1.6% (2021 – 1.5%). Notes payable may be supported by promissory notes and are due at various times from 2023 to 2025. The aggregate maturity value of the notes of $62.8 (2021 - $65.3) is comprised of:

	December 31, 2022		December 31, 2021	
	CAD	**Foreign currency**	CAD	Foreign currency
Australian dollars	**22.8**	**24.7**	55.4	60.3
British pounds	**28.6**	**17.5**	4.0	2.4
Other currencies	**11.4**	**8.5**	5.9	5.3

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 5.94% (2021 - up to 4.69%). These obligations expire at various dates before October 2027. Software additions acquired through software financing obligations during 2022 were $19.3 (2021 - $44.4) and have been excluded from the consolidated statement of cash flows (note 32).

Letter of credit and surety facilities
The Company has a separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100. At December 31, 2022, $66.9 (2021 – $76.5) in aggregate letters of credit outside of the Company's credit facilities were issued and outstanding. These were issued in various currencies. Of these letters of credit, $54.6 (2021 – $63.7) expire at various dates before January 2024 and $12.3 (2021 – $12.8) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At December 31, 2022, the Company retained bonds of $27.1 (US$20.0) (2021 - $65.5 (US$51.8)) in US funds that will expire on completion of the associated projects. The estimated completion dates of these projects are before March 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $18.8 (2021 - $10.1) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In Millions of Canadian Dollars Except Number

17. Provisions

	Self-insured liabilities $	Claims $	Lease restoration $	Onerous contracts $	Total $
Balance, beginning of the year	109.5	20.4	12.7	16.7	159.3
Current year provisions	26.0	56.8	2.9	20.6	106.3
Acquisitions	—	10.8	3.5	7.0	21.3
Paid or otherwise settled	(46.7)	(37.4)	(2.0)	(11.8)	(97.9)
Impact of foreign exchange	5.8	2.0	0.4	0.6	8.8
	94.6	52.6	17.5	33.1	197.8
Less current portion	7.6	26.6	3.0	11.0	48.1
Long-term portion	87.0	26.0	14.5	22.1	149.7

Cash outflows for provisions for claims are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company's net cash flows.

Provision for lease restoration relates to building leases (note 11). Cash outflows for provisions for lease restoration are expected to occur within the next one to twelve years.

18. Employee Defined Benefit Obligations

	December 31, 2022 $	December 31, 2021 $
Net defined benefit pension asset	(57.4)	(17.0)
Net defined benefit pension liability	17.0	42.8
End of employment benefit plans	15.3	15.9
	32.3	58.7

Defined benefit pension plans

The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2021. The Plans require that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute approximately $21 to the Plans in 2023.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans' assets include investments in equities.

The Company has a bulk annuity policy for a UK pension scheme and also holds guaranteed annuities for certain plan members upon retirement. Future cash flows from annuities will match the amount and timing of certain benefits

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

payable under the Plans, partially mitigating the Company's exposure to future volatility in the related obligations. At December 31, 2022, 56.9% (2021 - 54.2%) of the defined benefit obligation was fully covered against changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with annuity policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to mitigate a portion of the Plans' long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans' liabilities. The LDI strategy relates to only a portion of the Plans' investments; therefore, the Plans remain exposed to significant interest rate and inflation risk, along with the other risks mentioned above.

The following table presents a reconciliation from the opening balances to the closing balances for the net defined benefit (asset) liability and its components:

	2022			2021		
	Defined Benefit Obligation $	**Fair Value of Plan Assets $**	**Net Defined Benefit (Asset) Liability $**	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Liability $
Balance, beginning of the year	**586.1**	**(560.3)**	**25.8**	601.6	(575.2)	26.4
Administrative and marketing expenses						
Interest expense (income)	**9.8**	**(9.5)**	**0.3**	6.8	(6.7)	0.1
Administrative expenses paid by the Plans	**—**	**1.6**	**1.6**	—	1.0	1.0
	9.8	**(7.9)**	**1.9**	6.8	(5.7)	1.1
Other comprehensive loss (income)						
Adjustments on the plan assets, excluding interest income	**—**	**127.0**	**127.0**	—	11.1	11.1
Actuarial (gains) losses arising from:						
Changes in demographic assumptions	**(0.3)**	**—**	**(0.3)**	5.0	—	5.0
Changes in financial assumptions	**(192.7)**	**—**	**(192.7)**	0.5	—	0.5
Experience adjustments	**16.3**	**—**	**16.3**	(1.8)	—	(1.8)
Remeasurement (gain) loss, before tax	**(176.7)**	**127.0**	**(49.7)**	3.7	11.1	14.8
Effect of movement in exchange rates	**(22.7)**	**21.9**	**(0.8)**	(10.4)	10.1	(0.3)
	(199.4)	**148.9**	**(50.5)**	(6.7)	21.2	14.5
Other						
Benefits paid	**(14.0)**	**14.0**	**—**	(15.6)	15.6	—
Contributions by employer	**—**	**(17.6)**	**(17.6)**	—	(16.2)	(16.2)
	(14.0)	**(3.6)**	**(17.6)**	(15.6)	(0.6)	(16.2)
Balance, end of the year	**382.5**	**(422.9)**	**(40.4)**	586.1	(560.3)	25.8

The total remeasurement gain on the net employee defined benefit liability at December 31, 2022, is a gain of $35.5, net of deferred tax expense of $14.2 (2021 – loss of $10.1, net of deferred tax recovery of $4.7).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

	December 31, 2022 $	December 31, 2021 $
Included in the consolidated statement of financial position within:		
Net defined benefit asset	**(57.4)**	(17.0)
Net defined benefit liability	**17.0**	42.8
	(40.4)	25.8

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

Major categories of plan assets, measured at fair value, are as follows:

	December 31, 2022 $	December 31, 2021 $
Cash and cash equivalents	**18.9**	23.1
Investments quoted in active markets (mutual, exchange-traded, and pooled funds):		
Equities	**15.2**	43.1
Corporate bonds and fixed income	**6.5**	9.9
Pooled fund liability-driven investments	**18.7**	26.2
Property funds	**0.6**	1.6
Unquoted investments:		
Annuity policies	**217.7**	317.5
Insurance contracts:		
Equities and property	**97.5**	100.7
Corporate bonds	**26.8**	27.9
Cash and cash equivalents	**21.0**	10.3
Fair value of plan assets	**422.9**	560.3

The investment policy for the Plans is to balance risk and return. Approximately 14% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 52% of plan assets are held in annuity policies that will have cash flows that match the amount and timing of certain benefits payable under the Plans. The fair value of these policies reflects the present value of the related obligations and is determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets. The insurance contract is fair valued using valuation techniques with market observable inputs.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31, 2022	December 31, 2021
Discount rate	**4.60%**	1.80%
Rate of increase in salaries	**4.30%**	4.27%
Rate of inflation, pre-retirement	**2.68%**	2.74%
Rate of increase in future pensions payment	**3.39%**	3.49%
Life expectancy at age 65 for current pensioners:		
Male	**22 years**	22 years
Female	**24 years**	24 years
Life expectancy at age 65 for current members aged 45:		
Male	**23 years**	23 years
Female	**25 years**	25 years

At December 31, 2022, the weighted average duration of the defined benefit obligation was 15 years (2021 – 15 years).

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31, 2022		December 31, 2021	
	Increase $	**Decrease $**	Increase $	Decrease $
Change in discount rate by 0.25%	**(11.4)**	**11.6**	(22.3)	23.8
Change in pre-retirement inflation rate by 0.25%	**2.7**	**(2.7)**	5.1	(5.1)
Change in salary growth by 0.25%	**0.3**	**(0.3)**	1.1	(1.1)
Change in pension increase assumption by 0.25%	**7.1**	**(7.1)**	12.3	(11.6)
Change in one year in the life expectancy	**10.3**	**(10.3)**	12.0	(12.0)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

End of employment benefit plans

The liability for end of employment benefit plans represents the Company's estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.

In Millions of Canadian Dollars Except Number

19. Other Liabilities

	Note	December 31, 2022 $	December 31, 2021 $
Cash-settled share-based compensation	22	**60.4**	62.0
Other		**8.8**	10.5
		69.2	72.5
Less current portion		**36.0**	34.5
Long-term portion		**33.2**	38.0

Other liabilities - Other primarily includes derivative financial instruments (note 24).

20. Commitments

The Company has various lease commitments included in lease liabilities (note 11). In addition, the Company has commitments for variable lease payments, short-term leases, and leases of low-value assets. These commitments as at December 31, 2022, are as follows:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $
Variable lease payments	**283.7**	**47.6**	**81.0**	**155.1**
Short-term and low value lease payments	**0.8**	**0.6**	**0.2**	
Leases not commenced but committed	**7.6**	**0.4**	**2.3**	**4.9**
	292.1	**48.6**	**83.5**	**160.0**

Future minimum payments receivable under non-cancelable sublease agreements as at December 31, 2022, are $28.1 (2021 - $7.2), of which $11.9 (2021 - $3.0) relates to sublease receivables included in other assets (note 14).

21. Contingencies and Guarantees

The nature of the Company's legal claims and the provisions recorded for these claims are described in notes 4 and 5. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

In Millions of Canadian Dollars Except Number

22. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 14, 2022, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,538,309 common shares during the period November 16, 2022, to November 15, 2023. The Company also has an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. During 2022, 1,085,676 (2021 – 939,482) common shares were repurchased for cancellation pursuant to the NCIB at a cost of $65.3 (2021 – $50.7). Of this amount, $9.6 and $0.1 (2021 – $8.1 and $0.1) reduced share capital and contributed surplus, respectively, and $55.6 (2021 – $42.5) was charged to retained earnings. As at December 31, 2022 and December 31, 2021, no liability was recorded in the Company's consolidated statements of financial position in connection with the ASPP.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company's board of directors. The table below sets out the dividends paid in 2022.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 3, 2021	December 31, 2021	January 18, 2022	0.165	18.3
February 23, 2022	March 31, 2022	April 18, 2022	0.180	20.0
May 11, 2022	June 30, 2022	July 15, 2022	0.180	19.9
August 10, 2022	September 29, 2022	October 17, 2022	0.180	20.0
November 10, 2022	December 30, 2022	January 17, 2023	0.180	—

At December 31, 2022, trade and other payables included $20.0 (2021 – $18.3) related to the dividends declared on November 10, 2022.

Share-based payment transactions

The Company has a long-term incentive program that uses share options, restricted share units, and performance share units (RSUs and PSUs). The Company also has a deferred share unit (DSUs) plan for the board of directors.

During 2022, the Company recognized a net share-based compensation expense of $26.0 (2021 – $46.7) in administrative and marketing expenses in the consolidated statements of income. The amount expensed included nil (2021 – $0.1) related to the amortization of the fair value of options granted and $26.0 (2021 – $46.6) related to the cash-settled share-based compensation (RSUs, PSUs, and DSUs). Also, an adjustment of $0.8 (December 31, 2021 - $4.9) was included in contributed surplus for deferred tax impacts on share-based compensation.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

a) Share options

	For the year ended December 31, 2022		For the year ended December 31, 2021	
	Shares #	Weighted Average Exercise Price per Share $	Shares #	Weighted Average Exercise Price per Share $
Share options outstanding, beginning of the year	**848,278**	**32.37**	2,123,800	32.45
Exercised	**(561,217)**	**32.06**	(1,267,614)	32.50
Forfeited	**(6,000)**	**32.16**	(7,908)	32.98
Share options outstanding, end of the year	**281,061**	**32.98**	848,278	32.37
Share options vested, end of the year	**281,061**	**32.98**	848,278	32.37

These options are held by officers and employees, expire on May 15, 2023, and can be exercised at a price per share of $32.98.

b) Cash-settled share-based payments

	December 31, 2022			December 31, 2021		
	RSUs #	PSUs #	DSUs #	RSUs #	PSUs #	DSUs #
Units, beginning of year	**406,762**	**862,032**	**200,411**	289,180	869,337	163,249
Granted and adjusted dividends	**150,591**	**263,434**	**28,871**	128,579	251,120	37,162
Paid	**(148,327)**	**(318,058)**	**—**	—	(235,373)	—
Forfeited	**(13,301)**	**(21,919)**	**—**	(10,997)	(23,052)	—
Units, end of year	**395,725**	**785,489**	**229,282**	406,762	862,032	200,411

The Company has total return swaps for a portion of its RSUs and DSUs to offset its exposure to the change in common share price (note 24).

Restricted share units
Under the Company’s long-term incentive program, certain officers and employees may be granted RSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date, and the fair value is determined based on the trading price of the Company's common shares. For units that vest upon completing a three-year service condition, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2022, the Company granted 145,884 RSUs (2021 - 124,599) at a fair value of $8.0 (2021 - $6.7) and 148,327 RSUs were paid at a value of $8.0 (2021 - no payments were made for RSUs). At December 31, 2022, the obligations accrued for RSUs were $12.7 (2021 - $15.4) included in other liabilities (note 19).

Performance share units
Under the Company’s long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. The number of units that vest upon completing a three-year service condition, is subject to a percentage that can range from 0% to 200%, depending on achieving three-year performance and market objectives. The objectives include a return on equity target for a 60% weighting and a total shareholder return relative to the Company's peer group for a 40% weighting.

The fair value of these units is measured using the Monte Carlo method. For units that vest upon completing a three-year service condition that starts after the grant date, unit holders will receive cash payments based on the number of

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

units held on the record date and the volume weighted average trading price of the Company's common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2022, 253,938 PSUs (2021 - 242,701) were granted at a fair value of $14.5 (2021 - $14.0) and 318,058 PSUs were paid (2021 - 235,373) at a value of $15.3 (2021 - $9.0). At December 31, 2022, the obligations accrued for PSUs were $32.8 (2021 – $32.5) included in other liabilities (note 19).

Deferred share units
The directors of the board receive DSUs and once certain requirements are met, on an annual basis, the directors may elect to allocate their compensation between DSUs and cash payment (to a maximum of 70%), less withholding amounts. These units vest on their grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. The fair value is determined based on the trading price of the Company's common shares and are paid in cash to the directors of the board on their death or retirement. Cash payment is determined at the volume weighted average of the closing market price of the Company's common shares for the last 10 trading days of the month.

During 2022, 28,871 DSUs (2021 – 37,162) were granted at a fair value of $1.6 (2021 – $1.8), based on the closing market price of the Company's common shares at the grant date. At December 31, 2022, the outstanding and vested DSUs had a fair value of $14.9 (2021 – $14.1) included in other liabilities (note 19).

23. Fair Value Measurements

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

During 2022, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

In Millions of Canadian Dollars Except Number

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

At December 31, 2022	Notes	**Carrying Amount $**	**Level 1 $**	**Level 2 $**	**Level 3 $**
Assets					
Investments held for self-insured liabilities	14	156.8	—	156.8	—
Derivative financial instruments	14,24	3.1	—	3.1	—
Liabilities					
Notes payable	16	62.4	—	—	62.4
Derivative financial instruments	19,24	2.3	—	2.3	—

At December 31, 2021	Notes	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $
Assets					
Investments held for self-insured liabilities	14	198.3	—	198.3	—
Derivative financial instruments	24	0.6	—	0.6	—
Liabilities					
Notes payable	16	64.7	—	—	64.7
Derivative financial instruments	24	2.3	—	2.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

At December 31, 2022	Note	**Carrying Amount $**	**Level 1 $**	**Level 2 $**	**Level 3 $**
Senior unsecured notes	16	298.6	—	259.8	—

At December 31, 2021	Note	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $
Senior unsecured notes	16	298.2	—	290.1	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

24. Financial Instruments

a) Derivative financial instruments

Interest rate swap

The Company has an interest rate swap agreement to hedge the interest rate variability on tranche C of the term loan with a notional amount of $160.0, maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers' acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. The change in fair value of the interest rate swap, estimated using market rates at December 31, 2022, is an unrealized gain of $4.3 ($3.3 net of tax) (2021 - unrealized gain of $4.6 ($3.5 net of tax)). The Company has designated the swap as a cash flow hedge against tranche C; therefore, the unrealized gains and losses are recorded in other comprehensive income (loss) and in the statement of financial position as other assets (note 14).

There is an economic relationship between the interest rate swap and this tranche of the term loan because the terms of the two instruments match (i.e., notional amount, payment, and reset dates). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risks of the interest rate swap are identical to the hedged risks.

Hedge ineffectiveness could arise due to a renegotiation or amendment made to the hedged term loan resulting in a reduced term or a mismatch in the notional amount compared to the interest rate swap.

Total return swaps on share-based compensation units

The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value the Company's shares for certain cash-settled share-based payment obligations. The TRS agreements fixed the impact that the Company's share price has on the payments required to settle the obligations for RSUs and DSUs. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $22.4 maturing between 2023 and 2025.

The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company's common shares and are recorded in other assets (note 14) and other liabilities (note 19). For the year ended December 31, 2022, changes in the fair value of the TRSs related to the Company's RSUs of $0.4 ($0.3 net of tax) (2021 - $0.1 ($0.1 net of tax)) were recognized in other comprehensive (loss) income and $3.0 ($2.3 net of tax) (2021 - $0.1 ($0.1 net of tax)) was reclassified to the consolidated statements of income, in administrative and marketing expenses. Changes in the fair value of the TRSs related to the Company's DSUs, for which hedge accounting was not applied, of $1.2 (2021 - $0.1) were recognized in administrative and marketing expenses in the consolidated statements of income.

There is an economic relationship between these TRSs and the obligation for RSUs because the terms of the two instruments match (i.e., notional amount and payment). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the TRSs are identical to the hedged risk component.

Hedge ineffectiveness could arise if actual forfeitures of RSUs are greater than anticipated which could create a mismatch in the notional amounts.

Foreign currency forward contracts

The Company entered into foreign currency forward contracts to manage the variability of foreign currency exchange rates of certain currencies. The fair value of the contracts, estimated using market rates as at December 31, 2022, is a net unrealized gain of $0.1 (2021 - net unrealized gain of $0.3) and was recorded in foreign exchange losses and in the consolidated statements of financial position within other assets and liabilities. The notional amount of contracts held to purchase or sell primarily includes US$110.6 for CAD$149.9 and AUD$56.4 for CAD$51.6 (2021 - AUD$42.8 for CAD$39.3).

b) Nature and extent of risks

The COVID-19 pandemic, the conflict in Ukraine, and the transition to higher inflationary environments, as described in note 5, have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company's risk exposure and will adjust its risk management approach as necessary.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at December 31, 2022, was $2,031.1 (2021 – $1,746.9).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company's investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2022, the days of revenue in trade receivables was 62 days (2021 – 59 days).

The lifetime ECLs relating to financial assets are outlined in the table below:

December 31, 2022	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $
Expected loss rate		**0.07 %**	**0.11 %**	**0.28 %**	**0.61 %**	**1.27 %**
Gross carrying amount	**1,720.1**	**1,286.3**	**246.9**	**71.6**	**39.8**	**75.5**
Loss allowance provision, end of the year	**2.6**	**1.1**	**0.2**	**0.2**	**0.2**	**0.9**
December 31, 2021						
Expected loss rate		0.09 %	0.14 %	0.34 %	0.73 %	1.55 %
Gross carrying amount	1,348.3	1,026.1	181.1	56.3	30.7	54.1
Loss allowance provision, end of the year	2.6	1.1	0.2	0.2	0.2	0.9

During 2022, $1.9 trade receivables were written off (2021 – $1.0) and the Company had recoveries of $1.1 (2021 - $2.2) from the collection of accounts receivable previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL.

Price risk
The Company's investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. A reasonably possible change in market prices assumption was increased from 1% to 5% to reflect market volatility. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at December 31, 2022, would increase or decrease the Company's net income by $2.0 (2021 - $2.8), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at December 31, 2022, would decrease or increase the Company's net income by $1.2 (2021 - $1.3), respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan, and multicurrency credit facility, and the issuance of common shares. The unused capacity of the credit facilities at December 31, 2022, was $231.8 (2021 – $243.7) and the Company also has access to additional funds of $600 under its syndicated credit facilities

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

(note 16). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $
December 31, 2022				
Bank indebtedness	**65.4**	**65.4**	**—**	**—**
Trade and other payables	**755.7**	**755.7**	**—**	**—**
Lease liabilities	**708.0**	**118.7**	**240.1**	**349.2**
Long-term debt	**1,241.3**	**54.0**	**192.1**	**995.2**
Other financial liabilities	**6.0**	**4.0**	**2.0**	**—**
Total contractual obligations	**2,776.4**	**997.8**	**434.2**	**1,344.4**
December 31, 2021				
Bank indebtedness	7.2	7.2	—	—
Trade and other payables	634.7	634.7	—	—
Lease liabilities	758.9	136.9	241.2	380.8
Long-term debt	1,250.0	52.6	190.7	1,006.7
Other financial liabilities	6.2	3.4	2.7	0.1
Total contractual obligations	2,657.0	834.8	434.6	1,387.6

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit facilities and term loan are based on floating interest rates. However, this risk has been partially mitigated by our interest rate swap on tranche C of the term loan. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. A reasonably possible change in interest rates assumption was increased from 0.5% to 1.0% to reflect market interest rate increases. If the interest rate on the Company's credit facilities and term loan balances at December 31, 2022, was 1.0% higher or lower, with all other variables held constant, net income would decrease or increase by $5.4 (2021 - $5.3), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

In Millions of Canadian Dollars Except Number

25. Capital Management

The Company's objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as cash, the aggregate of long-term debt (including the current portion) and shareholders' equity.

	December 31, 2022 $	December 31, 2021 $
Current portion of long-term debt	**52.2**	51.0
Non-current portion of long-term debt	**1,183.6**	1,194.1
Long-term debt	**1,235.8**	1,245.1
Bank indebtedness	**65.4**	7.2
Less: cash and deposits	**(148.3)**	(193.9)
Net debt	**1,152.9**	1,058.4
Shareholders' equity	**2,286.0**	2,001.7
Total capital managed	**3,438.9**	3,060.1

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to various covenants related to its syndicated senior credit facilities and senior unsecured notes. The financial covenants (measured quarterly) include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness, less unencumbered cash of up to $150.0 Canadian dollars, to EBITDA (on a pre-IFRS 16 basis) as defined by the syndicate senior credit facilities agreement. The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of these debt obligations.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2022.

26. Income Taxes

The effective income tax rate for continuing operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31	
	2022 **%**	2021 %
Income tax expense at statutory Canadian rates	**25.2**	25.9
Increase (decrease) resulting from:		
Rate differential on foreign income	**(1.7)**	(1.8)
Research and development and other tax credits	**(0.6)**	(0.7)
Non-deductible expenses and non-taxable income	**(0.5)**	(0.1)
Other	**1.6**	0.4
	24.0	23.7

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Current income tax expense of $121.3 (2021 - $66.7) are from ongoing operations and major components of deferred income tax recovery are as follows:

	For the year ended December 31	
	2022	2021
	$	$
Origination and reversal of timing differences	**(45.7)**	(2.3)
Unrecognized tax losses and temporary differences	**2.6**	0.9
Change of tax rates	**0.3**	(2.4)
Recovery arising from previously unrecognized tax assets	**(0.4)**	(0.6)
Deferred income tax recovery	**(43.2)**	(4.4)

Significant components of net deferred tax assets (liabilities) are as follows:

	December 31, 2022	December 31, 2021
	$	$
Deferred tax assets (liabilities)		
Lease liabilities	**159.4**	166.7
Differences in timing of taxability of revenue and deductibility of expenses	**99.9**	47.3
Loss and tax credit carryforwards	**30.0**	28.2
Other	**1.9**	1.5
Employee defined benefit plan	**(14.2)**	7.3
Carrying value of property and equipment in excess of tax cost	**(18.3)**	(15.2)
Carrying value of intangible assets in excess of tax cost	**(130.9)**	(147.1)
Lease assets	**(110.8)**	(117.9)
	17.0	(29.2)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	**(29.2)**	(21.0)
Tax effect on equity items	**(14.4)**	7.3
Impact of foreign exchange	**(1.3)**	(0.4)
Other	**—**	0.4
Deferred taxes acquired through business combinations	**18.7**	(19.9)
Tax recovery during the year recognized in net income	**43.2**	4.4
Balance, end of the year	**17.0**	(29.2)

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

At December 31, 2022, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below.

	December 31, 2022 $	December 31, 2021 $
Deductible temporary differences	**0.1**	0.2
Non-capital tax losses:		
Expire (2023 to 2042)	**29.7**	72.0
Never expire	**41.8**	41.8
	71.5	113.8
Capital tax losses:		
Never expire	**7.8**	2.5
	79.4	116.5

Deferred tax assets have not been recognized in respect of these temporary differences and losses, as well as foreign tax credits of $4.0 (2021 - $4.9), because they are restricted to certain jurisdictions and cannot be used elsewhere in the Company at this time.

In October 2022, the Organization for Economic Co-operating and Development reached an agreement for a two-pillar approach to international tax reform and released a draft legislative framework in December 2022. This could impact corporate tax rates in the next few years for jurisdictions electing to adopt the framework. The Company is monitoring the developments of the reform and its impact to the jurisdictions the Company operates in.

27. Net Interest Expense

		For the year ended December 31	
	Note	**2022 $**	2021 $
Interest on credit facilities	16	**38.2**	9.5
Interest on lease liabilities	11	**22.5**	23.7
Other		**8.9**	9.5
Total interest expense		**69.6**	42.7
Total interest income		**(5.6)**	(4.8)
Net interest expense		**64.0**	37.9

28. Revenue

Disaggregation of revenue

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 34. Acquisitions increased deferred revenue by $3.1 (2021 - $43.0) and did not impact contract assets (note 7).

Revenue recognized in 2022 and included in deferred revenue at January 1, 2022, was $264.8 (2021 – $197.3). Revenue recognized in 2022 from performance obligations satisfied (or partially satisfied) in prior years was less than 1% (2021 – <1%) of the Company’s gross revenue from continuing operations.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Remaining performance obligations (backlog)
The aggregate amount of estimated revenue related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2022, was $5,901.7 (2021 – $5,134.3). This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 73% (2021 – 78%) of this revenue as contracts are completed over the next 18 months with the remainder recognized thereafter.

29. Employee Costs

		For the year ended December 31,	
		2022	2021
	Note	**$**	$
Wages, salaries, and benefits		**3,243.2**	2,644.6
Pension costs		**93.5**	77.3
Net share-based compensation	22	**26.0**	46.7
Total employee costs		**3,362.7**	2,768.6
Direct labor		**2,039.9**	1,672.8
Indirect labor		**1,322.8**	1,095.8
Total employee costs		**3,362.7**	2,768.6

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $91.6 (2021 – $76.1) related to defined contribution plans.

30. Other Income

		For the year ended December 31,	
		2022	2021
	Note	**$**	$
Realized gain on equity securities		**(15.6)**	(2.0)
Unrealized loss (gain) on equity securities	14	**18.0**	(13.9)
Gain on disposition of intangible asset		**(5.6)**	—
Other		**(1.7)**	(1.3)
Total other income		**(4.9)**	(17.2)

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

31. Weighted Average Shares Outstanding

The number of basic shares outstanding and diluted common shares, calculated on a weighted average basis, is as follows:

	December 31, 2022 #	December 31, 2021 #
Basic shares outstanding	**110,936,481**	111,242,658
Share options (dilutive effect in 2022 of 281,061 options; 2021 – 848,278 options)	**133,295**	374,007
Diluted shares	**111,069,776**	111,616,665

At December 31, 2022, and December 31, 2021, no options were antidilutive.

32. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the year ended December 31, 2022, is as follows:

	Senior Unsecured Notes $	**Revolving Credit Facility and Term Loan $**	**Notes Payable $**	**Software Financing Obligations $**	**Lease Liabilities $**	**Total $**
December 31, 2020	299.5	309.1	68.8	3.4	629.8	1,310.6
Statement of cash flows						
Net proceeds (repayments)	—	544.7	(41.2)	(16.8)	(128.4)	358.3
Non-cash changes						
Foreign exchange	—	(1.4)	(3.2)	(0.2)	(2.8)	(7.6)
Additions and modifications	—	—	41.6	44.4	169.3	255.3
Other	(1.3)	(1.2)	(1.3)	0.2	1.0	(2.6)
December 31, 2021	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows						
Net repayments	—	(22.6)	(43.1)	(17.2)	(153.7)	(236.6)
Non-cash changes						
Foreign exchange	—	12.1	0.3	1.1	15.9	29.4
Additions and modifications	—	(1.2)	40.6	19.3	89.9	148.6
Other	0.4	0.7	(0.1)	0.4	0.4	1.8
December 31, 2022	**298.6**	**840.2**	**62.4**	**34.6**	**621.4**	**1,857.2**

	December 31, 2022 $	December 31, 2021 $
Supplemental disclosure		
Income taxes paid, net of recoveries	**91.2**	89.0
Interest paid, net of receipts	**61.1**	36.4

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Amounts for leases recognized in the consolidated statements of cash flows	For the year ended December 31,	
	2022	2021
	$	$
Cash payments for the interest portion of lease liabilities	**22.5**	23.7
Cash payments for leases not included in the measurement of lease liabilities	**40.1**	42.9
Cash used in operating activities	**62.6**	66.6
Net cash used in financing activities	**153.7**	128.4
Total cash used for leases	**216.3**	195.0

33. Related-Party Disclosures

At December 31, 2022, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	Jurisdiction of Incorporation
Cardno Consulting, LLC	Delaware, United States
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
Stantec Australia Holdings No.1 Pty Ltd	Australia
Stantec Australia Pty Ltd	Australia
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware V LLC	Delaware, United States
Stantec Global Capital Limited	United Kingdom
Stantec Holding (2017) Limited	United Kingdom
Stantec Holdings LP	Canada
Stantec Holdings ULC	Canada
Stantec International Consulting, Inc.	Delaware, United States
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec Global Capital Limited	United Kingdom
Stantec UK Limited	United Kingdom

There are no significant restrictions on the Company's ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company's.

Structured entities

At December 31, 2022, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable

In Millions of Canadian Dollars Except Number

returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company's consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following lists the most significant structured entities that are consolidated in the Company's financial statements.

Name	Jurisdiction of Incorporation
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations
The Company also conducted its business through the following significant joint operations.

Name	Ownership Interests	Jurisdiction
Starr II, a Joint Venture	47%	United States
Better Together, a Joint Venture	10%	Australia

Joint ventures

The Company enters into transactions through its investments in joint ventures. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2022			For the year ended December 31, 2021		
	Sales to Related Parties $	**Distributions Paid $**	**Amounts Owed by Related Parties $**	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $
Joint ventures	**69.1**	**2.1**	**12.6**	44.5	1.7	4.6

Compensation of key management personnel and directors of the Company

	For the year ended December 31,	
	2022 $	2021 $
Salaries and other short-term employment benefits	**13.9**	12.4
Directors' fees	**0.7**	0.8
Share-based compensation	**9.0**	21.6
Total compensation	**23.6**	34.8

The Company's key management personnel for 2022 and 2021 include its Chief Executive Officer (CEO), Chief Operating Officers, Chief Financial Officer, Chief Practice and Project Officer, Chief Growth & Innovation Officer, and Executive Vice Presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

34. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company's operating segments are based on its regional geographic areas.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The Company's reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes and discontinued operations is included in the consolidated statements of income.

Reportable segments from continuing operations

	For the year ended December 31, 2022					
	Canada $	**United States $**	**Global $**	**Total Segments $**	**Adjustments and Eliminations $**	**Consolidated $**
Total gross revenue	**1,375.5**	**3,099.5**	**1,344.3**	**5,819.3**	**(142.1)**	**5,677.2**
Less inter-segment revenue	**38.5**	**42.9**	**60.7**	**142.1**	**(142.1)**	**—**
Gross revenue from external customers	**1,337.0**	**3,056.6**	**1,283.6**	**5,677.2**	**—**	**5,677.2**
Less subconsultants and other direct expenses	**186.2**	**790.0**	**243.8**	**1,220.0**	**—**	**1,220.0**
Total net revenue	**1,150.8**	**2,266.6**	**1,039.8**	**4,457.2**	**—**	**4,457.2**
Project margin	**611.0**	**1,254.1**	**552.2**	**2,417.3**	**—**	**2,417.3**

	For the year ended December 31, 2021					
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $
Total gross revenue	1,257.7	2,431.5	998.7	4,687.9	(111.1)	4,576.8
Less inter-segment revenue	31.8	31.3	48.0	111.1	(111.1)	—
Gross revenue from external customers	1,225.9	2,400.2	950.7	4,576.8	—	4,576.8
Less subconsultants and other direct expenses	157.4	600.7	182.6	940.7	—	940.7
Total net revenue	1,068.5	1,799.5	768.1	3,636.1	—	3,636.1
Project margin	571.9	977.8	413.6	1,963.3	—	1,963.3

In Millions of Canadian Dollars Except Number

The following tables disclose disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information	Non-Current Assets		Gross Revenue	
	December 31, 2022	December 31, 2021	For the year ended December 31	
	2022	2021	**2022**	2021
	$	$	**$**	$
Canada	**618.4**	644.6	**1,337.0**	1,225.9
United States	**1,982.0**	1,880.0	**3,056.6**	2,400.2
United Kingdom	**202.2**	144.5	**409.3**	341.0
Australia	**421.2**	441.9	**459.3**	243.8
Other global geographies	**164.1**	156.8	**415.0**	365.9
	3,387.9	3,267.8	**5,677.2**	4,576.8

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets. Non-current assets at December 31, 2021 for Australia was restated from $325.6 to $441.9 and other global geographies from $273.1 to $156.8. An adjustment of $116.3 was made for certain assets in Australia that were previously grouped in other global geographies.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the year ended December 31,	
	2022	2021
	$	$
Infrastructure	**1,597.6**	1,266.2
Environmental Services	**1,250.9**	831.7
Water	**1,137.2**	994.8
Buildings	**1,027.7**	904.8
Energy & Resources	**663.8**	579.3
Total gross revenue from external customers	**5,677.2**	4,576.8

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company's gross revenue.

35. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2022, investment tax credits of $9.9 (2021 – $7.7) were recorded.

36. Event after the Reporting Period

Dividends

On February 22, 2023, the Company declared a dividend of $0.195 per share, payable on April 17, 2023, to shareholders of record on March 31, 2023.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data


Forest
Seattle Children's Hospital

Stanford ChEM-H & Neurosciences Institute
Stanford University, Serra Mall, Stanford, California, USA
Architect: Ennead Architects

Corporate Information

Board of Directors

Douglas K. Ammerman
Chair of the Board of Directors
Laguna Beach, California

Martin A. a Porta [2, 3]
Director
Zug, Switzerland

Shelley A. M. Brown [1]
Director
Saskatoon, Saskatchewan

Dr. Patricia D. Galloway [2, 3]
Director
Cle Elum, Washington

Robert J. Gomes [3]
Director
Edmonton, Alberta

Gordon A. Johnston
President & CEO
Edmonton, Alberta

Donald J. Lowry [1, 3]
Director
Edmonton, Alberta

Marie-Lucie Morin [1, 2]
Director
Ottawa, Ontario

Corporate Officers

Gordon A. Johnston
President & Chief Executive Officer
Edmonton, Alberta

Theresa B. Y. Jang
Executive Vice President &
Chief Financial Officer
Calgary, Alberta

John D. Take
Executive Vice President,
Chief Growth & Innovation Officer
Tucson, Arizona

Stuart E. Lerner
Executive Vice President &
Chief Operating Officer, North America
New York, New York

Catherine M. Schefer
Executive Vice President &
Chief Operating Officer, Global
Warrington, United Kingdom

Steve M. Fleck
Executive Vice President &
Chief Practice & Project Officer
Vancouver, British Columbia

Asifa Samji
Executive Vice President &
Chief People & Inclusion Officer
Vancouver, British Columbia

Paul J. D. Alpern
Senior Vice President,
Secretary and General Counsel
Edmonton, Alberta

---

(1) Member of Audit and Risk Committee
(2) Member of Corporate Governance and Compensation Committee
(3) Member of Sustainability and Safety Committee

ON THE COVER

The Amazing Brentwood
Burnaby, British Columbia, Canada
Stantec in association with
James K.M. Cheng Architects

Head Office
400-10220 103 Avenue NW
Edmonton, Alberta T5J 0K4 Canada
Ph: 780-917-7000
Fx: 780-917-7330
ir@stantec.com

Securities Exchange Listings
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.